Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

dated as of

January 30, 2018

by and among

Lifetouch Inc. Employee Stock Ownership Trust, Seller,

Lifetouch Inc., the Company,

and

Shutterfly, Inc., as Buyer

i

ii

EXHIBITS AND SCHEDULES

Disclosure Schedules
Schedule I	Non-Competition Agreement Signatories
Schedule II	Key Employees
Schedule III	Non-Competition Payments
Schedule IV	Restructuring and Divestiture Obligations
Schedule V	Legal Proceeding and Settlement Obligations
Schedule VI	Lifetime Benefit Obligations
Schedule VII	Separation from Services Payments
Schedule VIII	Severance Payments
Schedule IX	Buyback Obligations
Schedule 6.11	ESOP Amendment
Schedule 9.3(a)(viii)	First Special Indemnity
Schedule 9.3(a)(ix)	Second Special Indemnity
Exhibit A	Form of Escrow Agreement
Exhibit B	R&W Insurance Policy
Exhibit C	Form of Equityholder Consent Agreement

iii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, dated as of January 30, 2018 (this “Agreement”), is entered into by and among Shutterfly, Inc., a Delaware corporation (“Buyer”), Lifetouch Inc., a Minnesota corporation (the “Company”), and Lifetouch Inc. Employee Stock Ownership Trust (“Seller”).

WITNESSETH:

WHEREAS, Seller owns all of the issued and outstanding shares of common stock, 0.0333 per share, of the Company (collectively, the “Shares”);

WHEREAS, Buyer desires to purchase and acquire all of the Shares from Seller, and Seller desires to sell and transfer all of the Shares to Buyer, upon the terms and subject to the conditions set forth herein;

WHEREAS, Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Buyer’s willingness to enter into this Agreement, each Key Employee has executed and delivered to Buyer (i) an employment offer letter (each, an “Offer Letter) and (ii) a proprietary information and inventions assignment agreement (each, a “PIIA”), each to become effective upon the Closing;

WHEREAS, Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Buyer’s willingness to enter into this Agreement, certain employees of the Company identified on Schedule I hereof are entering into non-competition agreements, in each case to become effective upon the Closing; and

WHEREAS, Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Buyer’s willingness to enter into this Agreement, certain Phantom Shareholders are entering into an acknowledgement and consent with respect the payout and/or termination of all of their Phantom Shares pursuant to this Agreement;

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Buyer, the Company, and Seller hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1.    Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Accounting Principles” means GAAP, consistent with the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the preparation of the Audited Financial Statements, subject to the exceptions and clarifications set forth in Section 1.1(c) of the Disclosure Schedule, which shall control in the event of any conflict.

“Acquisition Proposal” means a written, bona fide, inquiry, offer or proposal received by Seller or the Company or any of their respective Representatives regarding any of the following (other than the transactions contemplated by this Agreement): (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving any Group Company; (ii) the acquisition of all or substantially all of the assets of the Group Companies, taken as a whole, in a single transaction or series of related transactions; or (iii) the acquisition of fifty percent (50%) or more of the Shares or any other capital stock or equity interests of the Company Subsidiaries.

“Adjustment Escrow Amount” means $10,000,000.

“Adjustment Escrow Fund” means the fund established pursuant to the Escrow Agreement that is comprised of the Adjustment Escrow Amount delivered by Buyer to the Escrow Agent at the Closing.

“Affiliate” means with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the “controlled” Person, whether through ownership of voting securities, by Contract, or otherwise.

“Antitrust Authorities” means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Antitrust Laws” means the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Business” means providing portrait products and services, photo-processing, production and sale of other photographic products, production and sale of yearbooks, memory books and directories, primarily in schools, preschools and day care centers, religious organizations, and through retail host stores and stand-alone retail locations; and the business of converting user and Company generated photo and video content to a cloud multi-screen environment to enable users to access, edit and share across platforms and devices, by providing video and photo digitizing, storage and subscription services.

“Business Day” means any day other than a Saturday, Sunday or day on which banks in Minneapolis, Minnesota or San Francisco, California are authorized or required by Law to close.

“Buyer Fundamental Representations” means the representations and warranties of Buyer contained in Section 5.1, Section 5.2, and Section 5.3.

“Closing Cash” means, as of the Effective Time, the aggregate amount of all cash and cash equivalents on hand at the Group Companies (including any cash restricted pursuant to outstanding letters of credit), cash collected but unrecorded, positive bank balances, cash deposit accounts and deposits in transit (net of issued but uncleared Group Company checks), and all short-term and long-term investments as set forth in Section 1.1(b) of the Disclosure Schedule, in each case calculated in accordance with the Accounting Principles. For purposes of calculating the Closing Cash, currencies other than United States dollars shall be converted to United States dollars using the foreign exchange rate as published by The Wall Street Journal on the Closing Date.

“Closing Indebtedness” means, as of the Effective Time, the aggregate amount of Indebtedness, calculated in accordance with the Accounting Principles.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Fundamental Representations” means the representations and warranties of the Company and Seller, as applicable, contained in Section 3.1, Section 3.2, Section 3.3(a), Section 3.3(b)(i), Section 3.4(a), Section 3.4(b), Section 3.4(c), Section 3.4(d), Section 3.4(e), Section 3.5, Section 3.15, Section 3.20, Section 4.1, Section 4.2, Section 4.3, and Section 4.6.

“Company Subsidiaries” means Lifetouch National School Studios Inc., a Minnesota corporation, Lifetouch Portrait Studios Inc., a Minnesota corporation, iMemories Inc., a Minnesota corporation, Lifetouch Church Directories and Portraits Inc., a Minnesota corporation, Lifetouch Services Inc., a Minnesota corporation, Lifetouch Canada Inc., a Manitoba corporation, and Lifetouch Church Directories and Portraits Inc., an Ontario corporation.

“Confidentiality Agreement” means that certain Confidentiality Agreement of Buyer, dated August 30, 2017.

“Contract” means any note, bond, mortgage, indenture, contract, lease, license, purchase order, sales order, memoranda of understanding or other legally binding agreement or commitment.

“Credit Agreement” means the Credit Agreement, dated as of August 17, 2017 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time), by and among Buyer, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and the issuing banks party thereto.

“Damages” means all assessments, levies, losses, fines, payments, penalties, damages, interest, costs and expenses, including reasonable attorneys’ fees and expenses.

“Disclosure Schedule” means the disclosure schedule delivered by the Company and Seller to Buyer prior to the execution of this Agreement.

“Environmental, Health and Safety Requirements” means all applicable Laws concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Escrow Agent” means U.S. Bank National Association.

“Escrow Agreement” means an Escrow Agreement among Buyer, Seller and the Escrow Agent, to be entered into on the Closing Date, substantially in the form attached hereto as Exhibit A.

“Estimated Closing Payment” means an amount equal to (a) $825,000,000, plus (b) the Estimated NWC Adjustment, plus (c) the Estimated Closing Cash, minus (d) the Estimated Closing Indebtedness, minus (e) the Transaction Expenses, minus (f) the Adjustment Escrow Amount, minus (g) the Indemnity Escrow Amount.

“ESOP” means the Lifetouch Inc. Employee Stock Ownership Plan.

“ESOP Loan Receivable” means the aggregate of all outstanding internal loans from the Company to Seller.

“ESOP Trustee” means Newport Trust Company and its successor in interest, Newport Trust Company, a New Hampshire chartered trust company.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby.

“Final Closing Payment” means an amount equal to (a) $825,000,000, plus (b) the Final NWC Adjustment, plus (c) the Final Closing Cash, minus (d) the Final Closing Indebtedness, minus (e) the Transaction Expenses, minus (f) the Adjustment Escrow Amount, minus (g) the Indemnity Escrow Amount.

“Financing Sources” means, collectively, the Lender and any Person that provides, or has entered into, or in the future enters into, any Contract with the Buyer or any of its Affiliates to provide, any of the Debt Financing (or any other financing of all or a portion of the purchase price contemplated by this Agreement), any of such Person’s Affiliates and any of such Person’s or any of its Affiliates’ respective current, former or future stockholders, limited partners, managers, members, partners or Representatives; provided that neither the Buyer nor any Affiliate of the Buyer shall be a Financing Source.

“Fundamental Representations” means the Buyer Fundamental Representations and the Company Fundamental Representations.

“GAAP” means the United States generally accepted accounting principles, at the time in effect, applied consistently with the Company’s historical practices.

“Governing Documents” means, as appropriate, the charter, articles or certificate of incorporation and bylaws of a corporation or the certificate of formation and, if applicable, operating agreement of a limited liability company, or other legal document that establishes the legal existence or governs the internal affairs of an entity.

“Governmental Approval” means any consent, approval, authorization, waiver, permit, license, grant, franchise, certification, exemption or order of, or registration, franchise, certificate, declaration or filing with any Governmental Entity.

“Governmental Entity” means any federal, state, provincial, municipal, local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority, agency or entity.

“Group Company” means each of the Company and each Company Subsidiary.

“Hazardous Substances” means any chemical substance, hazardous substance, solid waste or any toxic or hazardous waste regulated under any Environmental Health and Safety Requirements.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to each Group Company, without duplication, (a) any indebtedness for borrowed money (excluding any trade payables and accrued expenses arising in the Ordinary Course of Business to the extent included as a current liability in the calculation of the Net Working Capital), (b) any Liabilities or obligations with respect to currency or interest rate swaps, collars, caps, hedges, or similar agreements or arrangements, (c) any other indebtedness evidenced by any note, bond, debenture, or similar debt security or instrument, (d) obligations of the Group Companies as lessee or lessees under leases that have been, in accordance with GAAP, recorded as capital leases, (e) any Liabilities for income or franchise Taxes for Pre-Closing Periods or the portion of any Straddle Periods ending on the Closing Date, whether or not such Liabilities for Taxes would be then due (but excluding any deferred Tax Liabilities), and including the reserve for the income Tax Liabilities of the Company’s Canadian Subsidiaries, (f) any monetary Liabilities or obligations with respect to non-compete payments to former or current employees of the Group Companies as set forth on Schedule III (including the employer’s portion of any payroll or employment Taxes payable in connection with such payments), (g) any accrued benefits or liability under the Leadership Rewards Program Lifetouch Inc. Long Term Cash Incentive Plan for awards grant on or after July 1, 2015 (the “2015 LTIP”) and the Leadership Rewards Program Lifetouch Inc. Long Term Cash Incentive Plan for awards grant on or after July 1, 2017 (the “2017 LTIP” and together with the 2015 LTIP, the “LTIPs”) (including the employer’s portion of any payroll or employment Taxes payable in connection with such payments), (h) any outstanding obligations arising from the pre-Closing restructuring and divestiture activities of the Group Companies as set forth on Schedule IV, (i) any Liabilities for unpaid legal settlement agreements entered into prior to the Closing Date as set forth on Schedule V, (j) the accrued amount of post-retirement benefits as set forth on Schedule VI, (k) the accrued amount of non-compete payments pursuant to the separation from service agreements with former and current employees of the Group Companies (including the employer’s portion of any payroll or employment Taxes payable in connection with such payments, if any) set forth on Schedule VII, (l) any and all severance, termination or other post-employment payments owed to former employees or other service providers of the Group Companies that have not yet been paid in full (including the employer’s portion of any payroll or employment Taxes payable in connection with such payments) set forth on Schedule VIII, (m) all Liabilities of the Group Companies for equipment and personal property buyback obligations under the Contracts with territory managers set forth on Section 3.10(c) of the Disclosure Schedule, to be calculated in accordance with Schedule IX and (n) all interest and prepayment penalties, breakage costs, redemption fees or obligations in respect of indebtedness of the type referred to in clauses (a) through (e) above computed as though payment is being made as of the Closing; provided, that Indebtedness shall not include (i) the endorsement of negotiable instruments for collection in the Ordinary Course of Business, (ii) amounts owing from one Group Company to any other Group Company that would otherwise constitute Indebtedness, (iii) obligations under letters of credit or similar instruments (to the extent undrawn), (iv) any amounts included as a current liability in the calculation of Net Working Capital, or (v) any amounts included in the Transaction Expenses. For purposes of calculating the Indebtedness, currencies other than United States dollars shall be converted to United States dollars using the foreign exchange rate as published by The Wall Street Journal on the Closing Date.

“Indemnified Person” means any Person who is seeking indemnification pursuant to Article IX.

“Indemnifying Person” means any Person from whom indemnification is sought pursuant to Article IX.

“Indemnity Escrow Amount” means an amount equal to (a) $8,000,000, minus (b) up to $4,000,000 of any payments made by, or on behalf of, any Group Company prior to the Closing with respect to the matter set forth on Schedule 9.3(a)(viii).

“Intellectual Property” means all rights in inventions, patents, patent applications, trademarks, service marks and trade names, all goodwill associated therewith and all registrations and applications therefor, copyrights, copyright registrations and applications, Internet domain names, software, trade secrets, and know how, or any other similar type of proprietary intellectual property right, in each case, to the extent protectable by applicable Law.

“IRS” means the U.S. Internal Revenue Service.

“Key Employees” means the individuals set forth on Schedule II.

“Knowledge of the Company” means the actual knowledge of any of Michael Meek, Sara Lissick, Tom Wargolet, and Steven Suckow; provided that any such Person will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (A) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such Person) which are in, or have been in, the possession of such Person, including his or her personal files, (B) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of the Group Companies that would reasonably be expected to be reviewed by an individual with the duties and responsibilities of such Person, or (C) such knowledge could be obtained from reasonable inquiry of the persons charged with administrative or operational responsibility for the Group Companies who directly report to any of such individuals.

“Law” means any foreign or domestic law, order, writ, injunction, decree, ordinance, stipulation, statute or regulation of a Governmental Entity.

“Lead Arranger” shall have the meaning set forth in the Commitment Letter.

“Lease” means any lease with respect to the Leased Real Property to which any Group Company is a party.

“Liability” means any debts, liabilities, commitments, obligations, duties or responsibilities of any kind and description, whether accrued, absolute or contingent, known or unknown.

“Lien” means any mortgage, lien, pledge, charge, security interest or other encumbrance.

“Marketing Period” means the first period of eighteen (18) consecutive days commencing after the date of this Agreement and throughout which (a) Buyer has received the Required Information from the Company (it being understood that (x) if at any time during such eighteen (18) consecutive days, the Buyer determines that the information provided at the commencement of such period ceases to be or constitute the Required Information, then the Marketing Period shall be deemed not to have commenced until information is provided that constitutes the Required Information and (y) if the Company in good faith reasonably believes that it has provided the Required Information, then the Company shall deliver to Buyer a written notice to that effect (stating when the Company believes that it completed such delivery), in which case the Company will be deemed to have delivered the Required Information unless Buyer objects to such notice within two (2) Business Days and identifies the Required Information which has not been delivered); and (b) the conditions set forth in Section 7.1 have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing); provided that

(x) February 19, 2018 and March 30, 2018 shall not be considered calendar days for purposes of such eighteen (18) consecutive day period and (y) the Company shall deliver the Required Information and the Marketing Period shall commence no later than March 30, 2018. Notwithstanding the foregoing, (a) the Marketing Period will end on any earlier date on which the Debt Financing is obtained; (b) the Marketing Period will not commence and will not be deemed to have commenced if, on or prior to the completion of such eighteen (18) consecutive day period, (A) the Required Information contains any untrue statement of a material fact or omits to state any material fact necessary in order to make such Required Information, in the light of the circumstances under which they were made, not misleading, (B) the Company’s auditors have withdrawn any audit opinion with respect to any financial statements contained in the Required Information, or (C) the Company has announced its intention to restate any financial statements or financial information included in the Required Information, in which case the Marketing Period will be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement will be required; and (c) the Marketing Period will end no later than the date that is 30 days prior to the Outside Termination Date.

“Material Adverse Effect” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts that, individually or in the aggregate (a) has had or would reasonably be expected to have a material adverse effect upon the condition (financial or otherwise), business, assets, employees, operations or results of operations of the Group Companies, taken as a whole, or (b) would prevent, materially delay or materially impede the ability of Seller or the Company to perform its obligations under this Agreement or any of the other Transaction Documents or to consummate the transactions contemplated hereby or thereby; provided, however, that, for purposes of clause (a) above, “Material Adverse Effect” shall not include any adverse event, change, development, effect, condition, circumstance, matter, occurrence or state of facts arising from or related to: (i) general economic or political conditions in any of the markets or geographical areas where the Group Companies operate, (ii) any act of terrorism, similar calamity or war (whether or not declared) or any escalation or worsening of any of the foregoing, (iii) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in accounting principles, including GAAP, (v) changes in any Laws, rules, regulations, orders, enforcement policies or other binding directives issued by any Governmental Entity, (vi) any change that is generally applicable to the industries or markets in which the Group Companies operate, (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement, (viii) any failure by the Group Companies to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (but not, for the avoidance of doubt, the underlying cause(s) of any such failure), or (ix) the taking by Seller or any Group Company of any action required by this Agreement and the other agreements contemplated hereby, including the completion of the transactions contemplated hereby, or any action taken at the written request or with the written consent of Buyer; provided, that, with respect to a matter described in any of the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), to the extent that such matter has a disproportionate effect on the Group Companies, taken as a whole, relative to other comparable entities operating in the industry in which the Group Companies operate, such matter shall not be excluded.

“Net Working Capital” means, as of the Effective Time, the aggregate amount of current assets of the Group Companies (excluding, for this purpose, Closing Cash), minus the aggregate amount of current liabilities of the Group Companies (excluding, for this purpose, Closing Indebtedness and Transaction Expenses), in each case, on a consolidated basis and calculated in accordance with the Accounting Principles. The current liabilities of the Group Companies will include all Liabilities for Taxes (except for those specifically included in Indebtedness or Transaction Expenses) as of the Closing Date (including any applicable employer portion of employment-related Taxes), whether or not such Liabilities for Taxes would be then due, but excluding any deferred Tax Liabilities. The current assets of the Group Companies will exclude any prepaid territory costs not yet incurred and unbilled accounts receivable without an executed customer order. Attached to Section 1.1(c) of the Disclosure Schedule is an illustrative calculation of Net Working Capital as if the Closing occurred on December 31, 2017. For purposes of calculating the Net Working Capital, currencies other than United States dollars shall be converted to United States dollars using the foreign exchange rate as published by The Wall Street Journal on the Closing Date.

“NWC Adjustment” means a positive or negative amount equal to the Net Working Capital minus the Target Net Working Capital.

“Option” means an option to purchase shares of common stock of the Company, whether or not issued under the Plan.

“Optionholder” means a holder of an outstanding Option.

“Order” means any judgment, order, award, decree, consent, writ, or injunction of any Governmental Entity.

“Ordinary Course of Business” means the conduct of the Business by the Group Companies in a manner consistent with the past custom and practice of the Group Companies.

“Owned Intellectual Property” means the Intellectual Property owned by the Group Companies.

“Permits” means any permits, consents, licenses, certificates, registrations, certificate of occupancy or use, variances, orders, authorizations or approvals, in each case required by a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other Liens arising or incurred in the Ordinary Course of Business for amounts that are not delinquent or are being contested in good faith, (b) Liens for Taxes, assessments or other governmental charges not delinquent as of the Closing Date or which are being contested in good faith, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) and imperfections of title that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate as currently used and operated, or materially impair the value of such asset, (d) Liens securing the obligations of a Group Company under any Indebtedness, (e) Liens granted to any lender at the Closing in connection with any financing by Buyer of the transactions contemplated hereby, (f) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property, (g) Liens described in Section 1.1(d) of the Disclosure Schedule, (h) any right, interest, Lien or title of a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license or lease agreement or in the property being leased or licensed, (i) other immaterial Liens arising in the Ordinary Course of Business which do not interfere in any material respect with any Group Company’s ability to own or operate any real property and are not incurred in connection with the borrowing of money; and (j) any other encumbrance that could be identified by either or both a commercially reasonable commitment for title insurance or a commercially reasonable survey.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Securities Exchange Act of 1934, as amended).

“Phantom Share” means a Company phantom stock unit, whether or not issued under the Plan.

“Phantom Shareholder” means a holder of an outstanding Phantom Share.

“Plan” means each stock option or equity incentive plan, program or arrangement of the Company, collectively, including the Lifetouch Inc. 2012 Omnibus Management Incentive Stock Plan.

“Portrait Rights” means the right of any subject of a Portrait in his, her or their likeness, personal image, appearance, personal characteristics, or other personal attributes.

“Portraits” means any works of copyright that consist of images of individuals or groups of individuals.

“Pre-Closing Period” means any taxable period that ends on or prior to the Closing Date.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, consultants, investment bankers, legal counsel, agents and other advisors and representatives.

“Required Information” means (a) the financial information of the Company specified in Section (vii)(B) of Exhibit B to the Commitment Letter and (b) such other information regarding the Group Companies requested by the Lead Arranger and that is customarily delivered by a borrower in connection with, and necessary for, the preparation of a customary confidential information memorandum for first-lien secured term loan financings (it being understood and agreed that such information shall not include any information customarily provided by an investment bank in the preparation of such a confidential information memorandum); provided, that the “Required Information” shall not include (i) any financial information concerning the Group Companies other than the financial information referenced in Section (vii)(B) of Exhibit B to the Commitment Letter and (ii) any other information other than such information as the Group Companies maintain in the Ordinary Course of Business or that is existing or reasonably available and in the possession or control of the Group Companies.

“R&W Insurance Policy” means that certain buyer-side representations and warranties insurance policy in the form set forth on Exhibit B attached hereto, effective as of the date hereof and obtained by Buyer, which policy contains a waiver by the insurer of all subrogation rights against the Group Companies and Seller.

“R&W Insurance Premium” means the premium payment due at or prior to Closing to the issuer of the R&W Insurance Policy, including any diligence, commission and underwriting fees payable in respect thereof.

“R&W Insurer” means the insurance carrier underwriting the R&W Insurance Policy.

“Section 338(h)(10) Election” has the meaning set forth in Section 6.4(a).

“Special Indemnity Cap” shall have the meaning set forth on Schedule 9.3(a)(viii).

“Subsidiary” or “Subsidiaries” means, when used with reference to any Person, any Person (a) of which such Person, or any other Subsidiary of such Person, is a general or managing partner, (b) of which a Person owns or controls, directly or indirectly, capital stock or other equity ownership interests representing more than 50% of the outstanding voting stock or other equity ownership interests or (c) the outstanding voting securities or interests of which, having by their terms ordinary voting power to elect a majority of the board of directors, board of managers or others performing similar functions with respect to such corporation or other organization, are directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries.

“Target Working Capital” means negative $96,000,000.

“Tax” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind, imposed by any Governmental Entity or tax authority, including taxes or other charges on, measured by, or with respect to income, franchise, environmental, windfall or other profits, gross receipts, property, sales, use, capital stock, license, registration, payroll, employment, social security (or equivalent), disability, workers’ compensation, unemployment compensation or net worth; and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; and (b) any and all interest, penalties, additions to tax and additional amounts imposed in connection with or with respect to the foregoing.

“Tax Return” means any return, statement, declaration, form, report, or information return or other documentation filed or maintained, or required to be filed or maintained, with respect to or in connection with the assessment or collection of any Taxes, including any schedule or attachment thereto or any amendment thereof.

“Transaction Documents” means this Agreement, the Escrow Agreement, and all the other agreements, certificates, instruments and other documents to be executed or delivered by one or more of the parties hereto in connection with the transactions contemplated by this Agreement.

“Transaction Expenses” means, as of the Effective Time, to the extent not previously paid by the Group Companies, the aggregate Expenses payable by the Group Companies arising from, in connection with, or incident to negotiating and preparing the Transaction Documents and in closing and carrying out the transactions contemplated by this Agreement, including (a) all payments, if any, owed to Optionholders as a result of the termination of such options upon Closing in accordance with the Plan (whether or not required to be paid at Closing), (b) all payments owed to Phantom Shareholders (other than with respect to the PSUs granted on September 29, 2017) in accordance with the Plan, if applicable, the applicable Phantom Stock Unit Agreement and the Equityholder Consent Agreement (whether or not required to be paid at Closing), (c) all other transaction bonuses, change in control payments, or severance payments accelerated at or prior to the Closing as a result of the transactions contemplated by this Agreement (with no further conditions to payment), retention payments, or similar payments made to officers or employees of any Group Company (including, in each case of clauses (a), (b), and (c), the employer’s portion of any payroll or employment Taxes payable in connection with such payments), (d) one-half of the R&W Insurance Premium and (e) one-half of any Transfer Taxes for which Seller is responsible under Section 6.3(c); provided, that Transaction Expenses shall not include (x) any Liabilities included in Net Working Capital or Closing Indebtedness, (y) the remaining one half of the R&W Insurance Premium and any other commissions or out-of-pocket amounts and expenses incurred to obtain the R&W Insurance Policy, or (z) any Expenses expressly required to be paid by Buyer in accordance with this Agreement. For purposes of calculating the Transaction Expenses, currencies other than United States dollars shall be converted to United States dollars using the foreign exchange rate as published by The Wall Street Journal on the Closing Date.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act.

The following terms are not defined above but are defined in the Section of this Agreement indicated below:

Term Section

Aggregate Consideration	Section 2.3
Agreement	Preamble
Allocation Methodology	Section 6.4(b)
Anticorruption Laws	Section 3.8(d)
Audited Financial Statements	Section 3.6(a)
Benefit Plan	Section 3.12(a)
Benefit Plans	Section 3.12(a)
BMO	Section 3.20
Business Employees	Section 3.13(a)
Buyer	Preamble
Buyer Indemnified Person	Section 9.3(a)
Cap	Section 9.5(b)(i)
Claim Certificate	Section 9.7(a)
Claims Period	Section 9.6
Closing	Section 2.1
Closing Date	Section 2.1
Commitment Letter	Section 5.7
Committee	Section 6.12(b)
Company	Preamble
Contributor	Section 3.18(b)
D&O Tail	Section 6.10(b)
Debt Financing	Section 5.7
Deductible	Section 9.5(a)
Effective Time	Section 2.1
Enforceability Exception	Section 3.2
ESOP Amendment	Section 6.11
Estimated Closing Cash	Section 2.4
Estimated Closing Indebtedness	Section 2.4
Estimated Closing Statement	Section 2.4
Estimated NWC Adjustment	Section 2.4
Existing D&O Policy	Section 6.10(b)
FCPA	Section 3.8(d)
Final Calculations	Section 2.6(b)
Final Closing Cash	Section 2.6(a)
Final Closing Indebtedness	Section 2.6(a)
Final Closing Statement	Section 2.6(a)
Final NWC	Section 2.6(a)
Final NWC Adjustment	Section 2.6(a)
Financial Statements	Section 3.6(a)
Group Company Person	Section 3.8(d)
Indemnifiable Damages	Section 9.3(a)
Indemnity Escrow Fund	Section 9.2(a)
Indemnity Escrow Release Date	Section 9.2(a)
Independent Auditor	Section 2.6(e)
Leased Real Property	Section 3.10(b)
Legal Proceedings	Section 3.11
Lender	Section 5.7
Material Contracts	Section 3.16(a)
Material Supplier	Section 3.19
Most Recent Balance Sheet Date	Section 3.6(a)

Objection Notice	Section 2.6(d)
Offer Letter	Recitals
Outside Termination Date	Section 8.1(c)
Outstanding Grants	Section 3.4(c)
Owned Real Property	Section 3.10(a)
Payoff Letters	Section 7.1(c)
PII	Section 3.8(c)
PII Statements	Section 3.8(c)
PIIA	Recitals
Post-Closing Adjustment Amount	Section 2.6(a)
Pre-Closing Tax Returns	Section 6.3(a)
Qualified Plans	Section 3.12(b)
Real Property	Section 3.10(b)
Receivables	3.6(d)
Registered Intellectual Property	Section 3.18(a)
Required Approvals	Section 3.3(a)
Review Period	Section 2.6(c)
Section 338(h)(10) Allocation Schedule	Section 6.4(b)
Section 338(h)(10) Election	Section 6.4(a)
Seller	Preamble
Seller Indemnified Person	Section 9.4(a)
Severance Contracts	Section 3.13(e)
Shares	Recitals
Straddle Period Tax Returns	Section 6.3(a)
Straddle Returns	Section 6.3(a)
Survival Period	Section 9.1(c)
Third-Party Claim	Section 9.9
Transfer Taxes	Section 6.3(f)
Unaudited Financial Statements	Section 3.6(a)

ARTICLE II

THE PURCHASE AND SALE

Section 2.1. Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) will take place either (a) at the offices of Dorsey & Whitney LLP, 50 South Sixth Street, Suite 1500, Minneapolis, Minnesota or (b) by electronic exchange of Closing documents as promptly as practicable following the later of (1) the third (3rd) Business Day following the satisfaction (or waiver by the party or parties entitled to the benefits thereof) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time or on such other date as may be agreed by Seller and Buyer and (2) April 2, 2018 (such date on which the Closing occurs, the “Closing Date”); provided, that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature can only be satisfied at the Closing), the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (x) any Business Day during the Marketing Period specified by Buyer in its sole discretion to the Seller on no less than two (2) Business Days’ prior notice to the Seller (it being understood that such date may be conditioned upon the simultaneous funding of the Debt Financing) and (y) the third (3rd) Business Day after the final day of the Marketing Period, but subject, in each case, to the satisfaction or waiver of the conditions set forth in Article VII at the Closing (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The Closing shall be effective as of 12:01 a.m. Central Time on the Closing Date (the “Effective Time”).

Section 2.2.    Purchase and Sale of the Shares. On the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall purchase and acquire from Seller, and Seller shall sell, convey, transfer, assign and deliver to Buyer, all right, title and interest (record and beneficial) in and to the Shares, free and clear of all Liens (other than restrictions imposed on transfer under applicable federal and/or state securities Laws or regulations).

Section 2.3.    Consideration. On the terms and subject to the conditions of this Agreement, the aggregate consideration to be received by Seller shall be equal to (a) $825,000,000, plus (b) the NWC Adjustment, plus (c) the Closing Cash, minus (d) the Closing Indebtedness, minus (e) the Transaction Expenses, and minus (f) any portion of the Adjustment Escrow Amount and the Indemnity Escrow Amount not paid to Seller pursuant to Section 2.6 and Section 9.2, if any (collectively, the “Aggregate Consideration”).

Section 2.4.    Pre-Closing Adjustment. Not less than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Buyer and Seller a statement (the “Estimated Closing Statement”) that sets forth, in reasonable detail, (a) a good faith estimate of the Net Working Capital and the NWC Adjustment based on the foregoing (the “Estimated NWC Adjustment”), which may be a positive or negative number, (b) a good faith estimate of the Closing Cash (the “Estimated Closing Cash”), (c) an itemized list of the Closing Indebtedness (the “Estimated Closing Indebtedness”), (d) an itemized list of the Transaction Expenses, and (e) the amount and calculation of the Estimated Closing Payment, in each case, (i) calculated in accordance with the Accounting Principles and/or the definitions thereof, as applicable and (ii) with such supporting schedules, documentation, information and calculations as are reasonably necessary for Buyer to review and evaluate the Estimated Closing Statement.

Section 2.5.    Closing Payments and Deliverables.

(a)    Buyer Payments. At the Closing, Buyer shall pay, deposit or deliver the following amounts by wire transfer of immediately available funds to the accounts previously specified by the Company at least three (3) Business Days prior to the Closing Date:

(i)    Buyer shall pay to Seller an amount in cash equal to the Estimated Closing Payment;

(ii)    Buyer shall pay the R&W Insurance Premium on behalf of itself and Seller;

(iii)    Buyer shall deposit with the Escrow Agent an amount equal to the Adjustment Escrow Amount, with such amount to be deposited in an account established and designated by the Escrow Agent and held by the Escrow Agent pursuant to the terms and conditions hereof and of the Escrow Agreement;

(iv)    Buyer shall deposit with the Escrow Agent an amount equal to the Indemnity Escrow Amount, with such amount to be deposited in an account established and designated by the Escrow Agent and held by the Escrow Agent pursuant to the terms and conditions hereof and of the Escrow Agreement;

(v)    Buyer shall pay, on behalf of the applicable Group Companies, all Closing Indebtedness described on Section 7.1(c) of the Disclosure Schedule, in accordance with the Payoff Letters required to be delivered pursuant to Section 7.1(c); and

(vi)    Buyer shall pay, on behalf of the applicable Group Companies, all Transaction Expenses, in each case in accordance with payment instructions delivered by the Company to Buyer; provided, that, in the case of payments owed to employees of the Group Companies that are included in Transaction Expenses, Buyer shall pay to the Company on such employees’ behalf, for further payment to such employees pursuant to the Company’s standard payroll practices and procedures (and net of any applicable withholding Taxes) as soon as reasonably practicable following the Closing; provided, further, that no payment will be made to any Optionholder or Phantom Shareholder unless such Optionholder or Phantom Shareholder has executed and delivered an acknowledgement and consent with respect to the payout and termination of all of his or her Options and/or Phantom Shares pursuant to this Agreement in substantially the form attached hereto as Exhibit C (“Equityholder Consent Agreement”).

(b)    Buyer Deliverables. At the Closing, Buyer shall deliver to Seller each of the following:

(i)    counterparts of the Transaction Documents to which Buyer is a party (other than this Agreement) duly executed by Buyer;

(ii)    a final copy of the R&W Insurance Policy endorsed by the R&W Insurer;

(iii)    a certificate signed by an executive officer of Buyer, stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied; and

(iv)    a certificate, dated as of the Closing Date, signed by the Secretary, Assistant Secretary or corollary officer of Buyer, certifying that attached thereto are complete and correct copies of (A) Buyer’s Governing Documents and (B) all requisite resolutions adopted by Buyer’s board of directors approving this Agreement and the other Transaction Documents to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby.

(c)    Seller Deliverables. At the Closing, Seller and the Company, as applicable, shall deliver to Buyer each of the following:

(i)    stock certificates evidencing all of the Shares, accompanied by appropriate stock powers or other instruments of transfer duly executed in blank with respect to all such stock certificates;

(ii)    counterparts of the Transaction Documents to which Seller is a party (other than this Agreement) duly executed by Seller;

(iii)    resignations from each of the directors and executive officers of the Group Companies, other than those directors and officers designated in writing by Buyer to Seller at least three (3) Business Days prior to the Closing;

(iv)    a certificate signed by an executive officer of the Company, stating that the conditions specified in Section 7.1(a), Section 7.1(b) and Section 7.1(c) have been satisfied;

(v)    a certificate, dated as of the Closing Date, signed by the Secretary, Assistant Secretary or corollary officer of the Company, certifying that attached thereto are complete and correct copies of (A) each Group Company’s Governing Documents and (B) all requisite resolutions adopted by the Company’s board of directors approving this Agreement and the Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby;

(vi)    all federal and state forms used to make a Section 338(h)(10) election requiring the signature of Seller, duly executed by the ESOP Trustee on behalf of Seller;

(vii)    certificates of non-foreign status in accordance with United States Treasury Regulations Section 1.1445-2(b)(2) executed on behalf of each of the Company and the Seller, respectively; and

(viii)    An amendment to the 2015 LTIP to determine the achievement of each performance metric set forth in the 2015 LTIP as of the Closing, in a form subject to the prior review and approval of Buyer.

Section 2.6.    Post-Closing Adjustment.

(a)    As soon as reasonably practicable, but in no event later than ninety (90) days after the Closing Date, Buyer shall prepare and cause to be delivered to Seller a statement (the “Final Closing Statement”) setting forth, in reasonable detail, Buyer’s good faith calculation of (i) the final Net Working Capital (the “Final NWC”) and the final NWC Adjustment based on the Final NWC (the “Final NWC Adjustment ”), (ii) the final Closing Cash (the “Final Closing Cash”), (iii) the final Closing Indebtedness (the “Final Closing Indebtedness ”), (iv) the amount and calculation of the Final Closing Payment, and (v) the amount, if any, by which the Final Closing Payment so determined is greater than or less than the Estimated Closing Payment (such positive or negative amount, the “Post-Closing Adjustment Amount”).

(b)    The Final Closing Statement shall be prepared, and the Final NWC, the Final NWC Adjustment, the Final Closing Cash, and the Final Closing Indebtedness (collectively, the “Final Calculations”) shall be calculated, in accordance with the Accounting Principles and/or the definitions thereof, as applicable.

(c)    Upon receipt of the Final Closing Statement, Seller and its accountants shall be permitted during the succeeding sixty (60) day period (the “Review Period”) reasonable access during business hours to the relevant personnel and Representatives of Buyer, and any relevant documents, schedules or workpapers used by them in the preparation of the Final Calculations. Notwithstanding the forgoing, Buyer and the Group Companies shall not be obligated to take any action that would violate any Law or the terms of any Contract or confidentiality obligation to which Buyer or any Group Company is a party, or result in a waiver of the attorney-client privilege or work-product doctrine; provided, however, that the parties shall use commercially reasonable efforts to make appropriate substitute arrangements under circumstances in which the foregoing restrictions apply.

(d)    If Seller disagrees with any of the Final Calculations, on or prior to the last day of the Review Period, Seller shall notify Buyer in writing of such disagreement, which notice shall set forth in reasonable detail the item or items of the Final Calculations to which such disagreement relates and the basis for each such disagreement (the “Objection Notice”). If Seller fails to deliver the Objection Notice (or fails to object in the Objection Notice to any items or amounts included in the Final Calculations) within the Review Period, the Final Calculations as determined by Buyer (or such items and amounts included in the Final Calculations to which Seller has not objected in a timely delivered Objection Notice) shall be deemed to have been accepted by Seller and shall be final and binding and used in computing the Post-Closing Adjustment Amount. If Seller delivers the Objection Notice within the Review Period, subject to Section 2.6(e) below, then (i) the Final Closing Statement, as prepared and delivered by Buyer, shall not be binding on any party hereto, (ii) Seller and Buyer shall negotiate in good faith to resolve such items and amounts as are disputed in the Objection Notice, and (iii) any resolution agreed to in writing by Seller and Buyer shall be final and binding upon the parties hereto.

(e)    If Buyer and Seller are unable to resolve any disagreement as contemplated by Section 2.6(d) within forty-five (45) days after delivery of the Objection Notice, then Buyer and Seller shall engage the dispute resolution group of a nationally recognized independent public accounting firm or financial consulting firm mutually agreed upon by Buyer and Seller, other than any such firm that currently provides services to Buyer, the Company or any of their respective Affiliates (the “Independent Auditor”), who shall, acting as experts and not as arbitrators, resolve the dispute set forth in the Objection Notice. The fees, costs and expenses of the Independent Auditor shall be borne by the parties in proportion to the relative amount each party’s determination has been modified. For example, if Seller challenges the calculation of the Final Closing Payment by an amount of $100,000, but the Independent Auditor determines that Seller has a valid claim for only $40,000, Buyer shall bear 40% of the fees and expenses of the Independent Auditor and Seller shall bear the other 60% of such fees and expenses.

(f)    The parties shall instruct the Independent Auditor to consider only those items and amounts which are identified in the Objection Notice as being items which Buyer and Seller are unable to resolve. Further, the Independent Auditor’s determination shall be based solely on the relevant work papers and books and records relating to the Group Companies and any other written information provided by Buyer and Seller to the extent related to Buyer’s or Seller’s calculation of the amounts in dispute, which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review), and the Independent Auditor shall not conduct additional discovery in any form. The Independent Auditor’s determination of each disputed item shall be within the range for such item proposed by Buyer and Seller in the Final Closing Statement and the Objection Notice.

(g)    The parties shall jointly instruct the Independent Auditor to make a determination as soon as practicable within thirty (30) days (or such other time as the parties hereto shall agree in writing) after its engagement (i) whether the Final Closing Statement and the Final Calculations were prepared in accordance with the terms of this Agreement or, alternatively, and (ii) only with respect to the disputed items identified in the Objection Notice, the Independent Auditor’s final determination of such items and a written explanation in reasonable detail of each such required adjustment, including the basis therefor. All negotiations pursuant to this Section 2.6 shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules of evidence, and all negotiations and submissions to the Independent Auditor shall be treated as confidential information. The Independent Auditor shall be bound by a mutually agreeable confidentiality agreement. The procedures of this Section 2.6 are exclusive and, except as set forth below, the determinations of the Independent Auditor shall be final and binding on the parties. The decision of the Independent Auditor rendered pursuant to this Section 2.6(f) may be filed as a judgment in any court of competent jurisdiction. Either party may seek specific enforcement or take other necessary legal action to enforce any decision under this Section 2.6(f). The other party’s only defense to such a request for specific enforcement or other legal action shall be fraud by or upon the Independent Auditor. Absent such fraud, such other party shall reimburse the party seeking enforcement for its expenses related to such enforcement.

(h)    If the Post-Closing Adjustment Amount, as finally determined pursuant to this Section 2.6, is negative, then Buyer and Seller shall instruct the Escrow Agent to (i) release to Buyer from the Adjustment Escrow Fund an amount equal to the Post-Closing Adjustment Amount and (ii) release to Seller any remaining portion of the Adjustment Escrow Fund. Buyer acknowledges and agrees that the Adjustment Escrow Fund is the only source of recovery against Seller for any negative Post-Closing Adjustment Amount.

(i)    If the Post-Closing Adjustment Amount, as finally determined pursuant to this Section 2.6, is positive, then (i) Buyer shall pay (or cause to be paid) an aggregate amount equal to the Post-Closing Adjustment Amount to Seller and (ii) Buyer and Seller shall instruct the Escrow Agent to release the entire Adjustment Escrow Fund to Seller. Notwithstanding the foregoing, in no event shall Buyer be liable to Seller for any positive Post-Closing Adjustment Amount in excess of $10,000,000.

(j)    The Post-Closing Adjustment Amount process set forth in this Section 2.6 shall be the exclusive remedy of Seller and Buyer for any disputes related to the Post-Closing Adjustment Amount.

(k)    Once the final Aggregate Consideration is determined in accordance with Section 2.3 and this Section 2.6 (and after giving effect to any adjustments thereto resulting from any indemnification payments hereunder), then, for all purposes under this Agreement, references herein to the “Aggregate Consideration” shall mean and refer to the Aggregate Consideration, as so determined and adjusted.

Section 2.7.    Withholding. Buyer (and its agents) and the Company, as applicable, shall be entitled to deduct and withhold from any amount payable to any Person pursuant to this Agreement, such amounts as Buyer or the Company, as applicable, determine in good faith are required to be deducted or withheld therefrom under the Code or under any other applicable Law relating to Taxes. To the extent any such amounts are so deducted or withheld and paid over to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES

Except as set forth in the Disclosure Schedule, the Company represents and warrants to Buyer as follows:

Section 3.1.    Organization and Authority.

(a)    Each Group Company is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority, as the case may be, to own, lease and operate its properties and to carry on its businesses as now conducted.

(b)    Each Group Company is duly qualified or licensed and in good standing to do business as a legal entity in each foreign jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed, or in good standing would not reasonably be expected to, individually or in the aggregate, be material to such Group Company.

Section 3.2.    Authority Relative to the Transaction Documents. The Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby (subject to amending its bylaws in accordance with Section 7.2(i)). The execution, delivery and performance by the Company of this Agreement and each other Transaction Document to which the Company is a party, and the consummation of the transactions contemplated hereby or thereby by the Company, have been duly and validly authorized by all requisite corporate action. This Agreement and each other Transaction Document to which the Company is a party, when executed and delivered by or on behalf of the Company and all other parties thereto, shall constitute the valid and legally binding obligation of the Company enforceable against it in accordance with their respective terms, subject, in each case, to the effects of bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, and other similar applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, whether at law or in equity (the “Enforceability Exception”).

Section 3.3.    Consents and Approvals; No Violations.

(a)    Except for filings, permits, authorizations, consents and approvals required under the HSR Act and as otherwise set forth in Section 3.3(a) of the Disclosure Schedule (collectively, the “Required Approvals”), no filing with or notice to, and no permit, authorization, consent, license, exemption, order or approval of any Governmental Entity is necessary to be obtained by any Group Company in connection with the execution and delivery by the Company of this Agreement and the other Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby or thereby, except where the failure to obtain such permit, authorization, consent, license, exemption, order or approval, or to make such filing or notification, would not reasonably be expected to adversely affect, in any material respect, any Group Company’s ability to perform or comply with the covenants, agreements or obligations of the Group Companies herein or in any other Transaction Document or to consummate the transactions contemplated hereby and thereby.

(b)    Except as set forth on Section 3.3(b) of the Disclosure Schedule, neither the execution, delivery and performance by the Company of this Agreement or any other Transaction Document to which the Company is a party, nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach of any provision of the Governing Documents of any Group Company, (ii) result in a violation or breach of, constitute a default under, or give rise to any right of termination, amendment, cancellation or acceleration under (with or without notice or lapse of time or both), any Material Contract or Governmental Approval of the Group Companies, (iii) result in the creation or imposition of any Lien (other than Permitted Liens) on any assets of the Group Companies, or (iv) violate in any material respect any Law applicable to the Group Companies or their properties or assets.

Section 3.4.    Capitalization.

(a)    Section 3.4(a) of the Disclosure Schedule lists the name of each Group Company, together with the amount of its authorized shares of capital stock or other equity interests, the amount of its issued and outstanding shares of capital stock or other equity interests, and each holder thereof. Except as set forth on Section 3.4(a) of the Disclosure Schedule, there are no shares of capital stock or other equity interests of any Group Company of any class authorized, issued or outstanding. The Shares have been duly authorized and validly issued and are fully paid and non-assessable. All of the issued and outstanding shares of capital stock or other equity interests of the Company Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable, and are owned legally, beneficially and of record, whether directly or indirectly, by the Company, free and clear of all Liens other than Permitted Liens and restrictions imposed on transfer under applicable federal, state and/or foreign securities Laws or regulations. None of the capital stock or other equity interests of the Group Companies is subject to, or were issued in violation of, any preemptive rights or any other third-party rights created by statute, the Governing Documents or any agreement to which any Group Company is a party or by which it is bound.

(b)    Except for the transactions contemplated by this Agreement and as listed in Section 3.4(b) of the Disclosure Schedule, (i) there are no authorized or outstanding options, phantom stock units, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional) relating to the issued or unissued capital stock or other equity interests of any Group Company, obligating any Group Company to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest of any Group Company or securities convertible into or exchangeable for such shares or equity interests, or obligating any Group Company to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment; and (ii) there are no outstanding contractual obligations (contingent or otherwise) of any Group Company to repurchase, redeem or otherwise acquire any capital stock or other equity interests of such Group Company, to make any payments based on the market price or value of shares or other interests of any Group Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

(c)    Set forth on Section 3.4(a) of the Disclosure Schedule, as of the date hereof, is the number of shares of common stock of the Company reserved for issuance to employees, non-employee directors and consultants pursuant to the Plans, including the number of such shares that are subject to outstanding Options (the “Outstanding Grants”) and the number of shares remaining available for issuance thereunder. Section 3.4(c)-1 of the Disclosure Schedule sets forth, a true, correct and complete list of all Company Optionholders and Phantom Shareholders holding Outstanding Grants including the plan from which such Option or Phantom Share was granted, the Tax status of Option under Section 422 of the Code, the number of shares of Company common stock subject to each such Option or Phantom Share, the grant number (if any), the date of grant (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the grant expiration date, the exercise price per share, as applicable, the vesting commencement date, the vesting schedule, the number of vested Options and Phantom Shares outstanding, the number of unvested Options and Phantom Shares outstanding, whether the grant is immediately exercisable, as applicable, the exercise schedule for the Options, the settlement or distribution schedule for the Phantom Shares, and the number of shares underlying Outstanding Grants that are subject to acceleration upon Closing. As of the date hereof, the Company has not received notice from any current Optionholder electing to exercise any of his or her outstanding Options, and no Phantom Shares have been settled. In addition, Section 3.4(c)-2 of the Disclosure Schedule sets forth a true, correct and complete list (which schedule shall be a subset of Section 3.4(c)-1 of the Disclosure Schedule) of all Optionholders and Phantom Shareholders who are not employees of the Company or any Company Subsidiary and which identifies whether such Optionholders and Phantom Shareholders are current or former non-employee directors, consultants, advisory board members, vendors, or other service providers to the Company or any Company Subsidiary and indicating whether such Person has ever been an employee of the Company or any Company Subsidiary.

(d)    All issued and outstanding shares of Company capital stock and all Outstanding Grants were issued in compliance with all applicable Law and all requirements set forth in applicable Contracts, including but not limited to local securities law filings, foreign ownership and foreign exchange restrictions (if applicable), and any Tax withholding and reporting requirements and related filing and administrative obligations. To the extent outstanding Options are intended or purport to qualify for preferential tax treatment or other special Tax status under the laws governing Tax in a particular jurisdiction, all applicable requirements in relation to such preferential tax treatment or Tax status (including but not limited to any required notifications to the relevant Tax Authorities, applicable holding periods, and trustee arrangements) have been met and maintained. The treatment of the Outstanding Grants pursuant to the terms of this Agreement are consistent with the terms of the Plan and all other Contracts entered into with respect to such Options and Phantom Shares.

(e)    Except as set forth on Section 3.4(e) of the Disclosure Schedule, neither the Plan nor any Contract of any character to which any Group Company is a party to or by which any Group Company is bound relating to any Outstanding Grants requires or otherwise provides for any accelerated vesting of any Outstanding Grants in connection with the transactions contemplated by this Agreement or upon termination of employment or service with Buyer, the Company, or any Company Subsidiary, or any other event, before, upon or following the Closing or otherwise. True, correct and complete copies of each Plan and all Contracts and instruments relating to or issued under each Plan (including executed copies of all Contracts relating to each Outstanding Grant) have been provided to Buyer, and such Plans and Contracts have not been amended, modified or supplemented since being provided to Buyer, and, except as contemplated by this Agreement, there are no agreements, understandings or commitments to amend, modify or supplement such Plans or Contracts in any case from those provided to Buyer.

(f)    With respect to the ESOP, Section 3.4(f)-1 of the Disclosure Schedule sets forth a true, correct and complete list, as of June 30, 2017, of the (i) name of each participant in the ESOP and (ii) the account value allocated to the Company stock accounts with respect to each such participant. Section 3.4(f)-2 of the Disclosure Schedule sets forth all share repurchase activity of the ESOP between June 30, 2017 and December 31, 2017.

Section 3.5.    Subsidiaries. Except for the Company Subsidiaries and except as listed in Section 3.5 of the Disclosure Schedule, the Company does not have any Subsidiaries and does not otherwise own, directly or indirectly, any shares of capital stock or any membership, ownership equity, profits, voting or other interest in, or control, directly or indirectly, any other corporation, limited liability company, partnership, association, joint venture or other business entity or have any ongoing obligation to purchase any shares of capital stock or any membership, ownership, equity or other interest with respect thereto.

Section 3.6.    Financial Statements.

(a)    Section 3.6(a) of the Disclosure Schedule sets forth correct and complete copies of the (i) audited consolidated balance sheet of the Group Companies as of June 30, 2016 and June 30, 2017 and the related audited consolidated statements of income and cash flows for the Group Companies for the fiscal years ended June 30, 2016 and June 30, 2017 (collectively, the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Group Companies as of December 31, 2017 (the “Most Recent Balance Sheet Date”) and the related unaudited consolidated statements of income and cash flows for the six–month period ended on such date (collectively, the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b)    Except as set forth in Section 3.6(b) of the Disclosure Schedule, the Financial Statements (i) have been prepared based upon the information contained in the books and records of the Group Companies (except as may otherwise be indicated in the notes thereto), (ii) have been prepared in accordance with GAAP applied on a consistent basis with the accounting principles, methods and practices used in preparing the Audited Financial Statements (subject, in the case of the Unaudited Financial Statements, to (x) the absence of footnote disclosures and other presentation items and (y) changes resulting from normal year-end adjustments, which would not be material in the aggregate), and (iii) fairly present, in all material respects, the consolidated financial position of the Group Companies (taken as a whole) as of the respective dates thereof and the consolidated results of operations and cash flows of the Group Companies for the periods referred to therein.

(c)    During the periods covered by the Financial Statements, the accounting controls of the Group Companies have been, and are, sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization and (ii) all transactions are recorded as necessary to permit the accurate preparation of financial statements in accordance with GAAP, consistently applied, and the accounting principles, methods and practices used in preparing the Audited Financial Statements and to maintain proper accountability for items.

(d)    Section 3.6(d) of the Disclosure Schedule sets forth a true, correct and complete list of all accounts and notes receivable of the Company outstanding as of December 31, 2017 (collectively, the “Receivables”), including the aging thereof. All of the Receivables (i) are valid and existing accounts receivable arising from bona fide sales in the Ordinary Course of Business, or advances or loans made by the Company (including the ESOP Loan Receivable), and are fully collectible when due in the aggregate amount thereof net of reserves set forth in the Financial Statements, and (ii) are owned free and clear of any Liens. To the Knowledge of the Company, none of the Receivables are subject to any setoffs, counterclaims, or any cancellation or return arrangement.

Section 3.7.    No Undisclosed Liabilities. There are no Liabilities of the Group Companies, other than Liabilities (a) disclosed in Section 3.7 of the Disclosure Schedule, (b) disclosed on or with respect to the balance sheet included in the Unaudited Financial Statements, (c) incurred in the Ordinary Course of Business since the Most Recent Balance Sheet Date, or (d) that are Transaction Expenses. Except for Liabilities reflected in the Financial Statements, no Group Company has any off-balance sheet liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Group Companies. All reserves that are set forth in or reflected in the Unaudited Financial Statements have been established in accordance with GAAP applied on a consistent basis with the accounting principles, methods and practices used in preparing the Audited Financial Statements.

Section 3.8.    Compliance With Laws.

(a)    Except as set forth in Section 3.8(a) of the Disclosure Schedule, the Group Companies are, and at all times have been, in compliance in all material respects with all Laws and Orders applicable to the Group Companies and their businesses, operations or ownership or use of any of their assets. No Group Company has received any notice of violation with respect to any applicable Law or Order from any Governmental Entity with jurisdiction over such Law or Order.

(b)    Except as set forth in Section 3.8(b) of the Disclosure Schedule, all Governmental Approvals necessary for the conduct of the Business, or necessary to own, lease and operate the assets and properties of the Group Companies, taken as a whole, have been validly obtained and are in full force and effect. No Group Company has received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any such Governmental Approval or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such Governmental Approval, and to the Knowledge of the Company, no such notice or other communication is forthcoming. The Group Companies have complied in all material respects with all of the terms of such Governmental Approvals and none of the Governmental Approvals will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement and the Transaction Documents.

(c)    All PII of the Group Companies has been collected and processed by or on behalf of the Group Companies in compliance in all material respects with applicable Laws and all PII Statements. The Group Companies have protected such PII with adequate security measures. Except as set forth on Section 3.8(c) of the Disclosure Schedules, each of the Group Companies has the right to use all of the information in its customer database, including all PII contained therein, in the Ordinary Course of Business. No Legal Proceedings are pending or, to Knowledge of the Company, threatened, alleging that any of the Group Companies (or anyone acting on such Group Company’s behalf) has violated or has otherwise not complied with any applicable Laws or PII Statements with respect to any PII.    For purposes of this Section 3.8(c):

(i)    “PII” means information that identifies a particular individual (the “data subject”) by itself or in combination with other information that is readily available; and

(ii)    “PII Statements” means all of Seller’s privacy policies, terms of use, and public notices related to collected PII.

(d)    No Group Company, nor any of the Group Companies’ respective officers, directors, agents (including any distributor, sales intermediary or other third party), employees or other Persons authorized to act on their behalf (each such person, collectively, a “Group Company Person”) has taken, directly or indirectly, any act in furtherance of an offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money, payment, contribution or anything of value to any Person to secure any improper or unlawful advantage or to obtain or retain business that (i) would cause any Group Company to be in violation of the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) or any other anti-corruption or anti-bribery or similar law or regulation applicable to the Group Companies (collectively with the FCPA, the “Anticorruption Laws”) or (ii) the purpose or effect of which would constitute public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. No Group Company Person has committed, or is subject to, any disqualifying event or condition described in Rule 506(d) of Regulation D. No Company Group Person is subject to any pending investigation by, or has received a request for information from, any Governmental Entity regarding Anticorruption Laws. Each Group Company (i) has maintained, in all material respects, complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and government officials, in accordance with GAAP applied on a consistent basis with the accounting principles, methods and practices used in preparing the Audited Financial Statements, (ii) there have been no false or fictitious entries made in the books and records of the Group Companies relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment and (iii) no Group Company has established or maintained a secret or unrecorded fund or account. No Group Company nor, in each case, any of its officers, managers, directors or employees (acting in their capacities as such) has been convicted of violating any Anticorruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anticorruption Law.

Section 3.9.    Absence of Certain Changes. Since the Most Recent Balance Sheet Date, except as set forth in Section 3.9 of the Disclosure Schedule, (a) there has not been any event, change, circumstance, occurrence, effect, state of facts, development or condition that has had, individually or in the aggregate, a Material Adverse Effect; (b) the Group Companies have operated in the Ordinary Course of Business, and (c) no Group Company has taken any of the following actions during the period from and after the Most Recent Balance Sheet Date and prior to the date hereof:

(i)    permitted any change in the methods of maintaining the books, accounts or business records of the Group Companies, except as required by GAAP or applicable Law, or changed any of the accounting principles of the Group Companies or the methods by which such principles are applied for Tax or financial reporting purposes;

(ii)    made or changed any election with respect to Taxes, adopted or changed any accounting method in respect of Taxes, filed any income or other material Tax Return except as may be required by Law and in a manner consistent with past practice, filed any amendment to income or other material Tax Return, entered into any Tax sharing or similar agreement or closing agreement, settled any claim or assessment in respect of Taxes, or consented to any waiver or extension of time to assess or collect any material Taxes;

(iii)    settled or initiated any Legal Proceeding by or against any Group Company other than any settlement involving an amount less than $25,000;

(iv)    repurchased, redeemed or otherwise reacquired any shares or other securities of any Group Company, other than in the ordinary course of administration of the ESOP;

(v)    terminated or made any amendment to any of the Material Contracts (or any Contract that would be a Material Contract if such Contract were in effect as of the date hereof), or reduced or waived any payment or right thereunder;

(vi)    acquired, by merging or consolidating with, or purchased equity securities in or a substantial portion of the assets of, whether in a single transaction or a series of related transactions, any Person, corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof;

(vii)    suffered or permitted any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets of the Group Companies (whether or not covered by insurance);

(viii)    sold, issued, granted or authorized the issuance of (A) any Shares or other equity securities of any Group Company, (B) any option, warrant, phantom stock unit, or right to acquire any Shares or other equity securities of any Group Company or (C) any instrument convertible into or exchangeable for any Shares or other equity securities of any Group Company;

(ix)    made any capital expenditure other than in the Ordinary Course of Business that, when aggregated with other related capital expenditures made by or on behalf of the Group Companies since the Most Recent Balance Sheet Date, exceeds $50,000 individually;

(x)    written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or note receivable;

(xi)    (A) adopted, established or entered into any Benefit Plan, (B) caused or permitted any Benefit Plan to be amended other than in accordance with applicable Law or (C) paid any bonus or made any profit-sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or other employees (other than increases in the base salaries of employees who are not officers in an amount that does not exceed 10% of such base salaries);

(xii)    sold, leased, licensed, pledged or otherwise disposed of or encumbered any material asset of the Group Companies, other than in the Ordinary Course of Business;

(xiii)    made any material modification of any “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1;

(xiv)    entered into any Contract to grant or provide (nor has granted any) severance, acceleration of vesting or other similar benefits to any such Persons;

(xv)    executed any employment Contracts or service Contracts or the extension of the term of any existing employment or service Contract with any Person in the employ or service of the Group Companies, other than any service Contracts with an individual value of less than $100,000;

(xvi)    changed the title, office or position, or materially reduced the responsibilities of, or changed the identity with respect to the management, supervisory or other key personnel of the Group Companies or terminated the employment of any such employees;

(xvii)    suffered any labor dispute or claim of unfair labor practices involving the Group Companies; or

(xviii)    agreed or committed to take any of the actions referred to in clauses “(i)” through “(xvii)” above.

Section 3.10.    Property; Assets.

(a)    Owned Real Property. Section 3.10(a) of the Disclosure Schedule lists all of the real property currently owned by each Group Company (together with all buildings, fixtures, structures and improvements situated thereon and all easements, rights-of-way and other rights and privileges appurtenant thereto, collectively the “Owned Real Property”), including with respect to each property, the address thereof. With respect to each parcel of Owned Real Property, except as disclosed on Section 3.10(a) of the Disclosure Schedule:

(i)    such Group Company has good and insurable fee simple title thereto, free and clear of all Liens, other than Permitted Liens;

(ii)    there are no leases, subleases, licenses or other agreements granting any other Person the right of use or occupancy of any portion thereof, and there are no existing options or contracts to sell or assign such Group Company’s interest therein, and there are no rights of first refusal outstanding with respect thereto; and

(iii)    such Group Company has not received notice of any non-compliance with current zoning or land use Laws.

(b)    Leased Real Property. Section 3.10(b) of the Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of all material real property leased, subleased, or otherwise used or occupied by the Group Companies, including the names of each of the parties to such lease, the address of the applicable property, the expiration date of such lease, and the monthly rent payable under such lease (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”). The Group Companies have valid leasehold possession of each of parcel of Leased Real Property, in each case, free and clear of all Liens, other than Permitted Liens. The Group Companies have made available to Buyer true, correct and complete copies of all leases, subleases and other Contracts under which the Group Companies use or occupy, or have the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Each of such leases, subleases and other Contracts has been entered into by the applicable Group Company and the landlord or lessor thereunder on arm’s length terms. The use and operation of the Leased Real Property in the conduct of the Group Companies’ Business does not violate, in any material respect, any Law, covenant, condition, restriction, easement, license, permit or agreement.

(c)    Personal Property. Except as set forth in Section 3.10(c) of the Disclosure Schedule, the Group Companies have good and valid title to, or a valid leasehold or licensed interest in, all of the tangible assets used in the conduct of the Business, in each case free and clear of all Liens, other than Permitted Liens. All of the buildings, fixtures, leasehold improvements, computers, material items of equipment and other material tangible assets owned by the Group Companies constitute all of the tangible assets and properties that are necessary for the Group Companies to conduct and operate their business as currently conducted and operated , subject to such replacements of tangible assets in the Ordinary Course of Business.

Section 3.11.    Litigation. Except as set forth in Section 3.11 of the Disclosure Schedule, there are no judicial or administrative actions, suits, investigations, mediations, arbitrations, or other legal proceedings (collectively, “Legal Proceedings”) or Orders pending or, to the Knowledge of the Company, threatened against any Group Company, or, in each case, any of its assets or any of its directors, managers, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries). There is no Order against the Company or any of its Subsidiaries, or any of their respective assets, or, to the Knowledge of the Company, any of the Group Companies’ managers, directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Group Companies). Except as set forth in Section 3.11 of the Disclosure Schedule, no Group Company has any Legal Proceeding pending against any other Person.

Section 3.12.    Employee Benefit Plans.

(a)    Section 3.12(a) of the Disclosure Schedule sets forth a complete and correct list of each “employee benefit plan” within the meaning of Section 3(3) of ERISA, plan, policy, program or agreement that is an employment, consulting, termination, severance, change in control, retention or deferred compensation agreement, or an executive compensation, incentive bonus or other bonus, employee pension, profit-sharing, savings, retirement, supplemental retirement, sabbatical, relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), stock option or other equity-based award, life, health, disability or accident insurance plan, each loan to an employee, all other fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees, or other material employee benefit plan, program, policy, arrangement or agreement, that is maintained, or participated in, by any Group Company or ERISA Affiliate (each a “Benefit Plan” and, collectively, the “Benefit Plans”); provided, that the following Contracts have not been listed in Section 3.12(a) of the Disclosure Schedule: (i) employee confidentiality agreements entered into in the Ordinary Course of Business and (ii) any other employment agreements entered into in the Ordinary Course of Business with employees who are not officers, have an annual base salary less than $150,000 and which agreements do not provide for any severance, change in control, guaranteed bonus or equity acceleration terms.

(b)    Except as set forth in Section 3.12(b) of the Disclosure Schedule, with respect to each Benefit Plan: (i) such Benefit Plan has been operated and administered in compliance, with its terms and all applicable Law and regulations (including ERISA and the Code), and the Company, each Company Subsidiary and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Benefit Plans; and (ii) there are no pending or, to the Knowledge of the Company, threatened in writing claims against, by or on behalf of any Benefit Plans (other than routine claims for benefits under the terms of any such Benefit Plan) including any audit or inquiry by the Internal Revenue Service or U.S. Department of Labor. Each Benefit Plan that is intended to be a “qualified plan” within the meaning of Code Section 401(a) (“Qualified Plans”) has received a favorable determination letter from the IRS or, with respect to a prototype or volume submitter plan, can rely on an opinion letter from the IRS to the document sponsor, to the effect that such Qualified Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and there are no circumstances and no events that have occurred since the issuance of the most recent applicable IRS determination letter that could reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust.    All individuals who, pursuant to the terms of any Benefit Plan, are entitled to participate in any Benefit Plan, are currently participating in such Benefit Plan or have been offered an opportunity to do so and have declined in writing.

(c)    With respect to each Qualified Plan, the Company has made available to Buyer copies, to the extent applicable, of (i) the plan and trust documents and the most recent summary plan description other authorizing documents, and any material employee communications relating thereto, (ii) the annual report (Form 5500 series) filed for the last three plan years, (iii) the most recent financial statements, (iv) the most recent IRS determination letter and (v) any other registration statements, filings with any Governmental Agency, or prospectuses preparing in connection with each Qualified Plan.

(d)    None of the Benefit Plans is subject to Title IV of ERISA, is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or is a single employer plan (within the meaning of Section 3(35) or 4001(a)(15) of ERISA), or a pension plan within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, nor any pension plan for the benefit of employees who perform services outside the United States. No Group Company or any ERISA Affiliate has, at any time, maintained, contributed to, or would reasonably be expected to incur liability in respect of, any multiemployer plan, single employer plan or pension plan subject to Title IV of ERISA. Except as set forth in Section 3.12(d) of the Disclosure Schedule, no Benefit Plan provides health insurance or other medical or welfare benefits or coverage following retirement or other termination of employment to any Person (other than as required under Section 601 et seq. of ERISA, Section 4980B of the Code, or any similar state Laws and at the sole expense of such Person). No Benefit Plan is a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Benefit Plan is a multiple employer plan maintained by more than one employer as defined in Section 413(c) of the Code. There is no pending, threatened or, to the Knowledge of the Company, anticipated action relating to (i) any Benefit Plan (other than non-material routine claims for benefits and appeals of such claims), (ii) any trustee or fiduciary thereof or (iii) any of the assets of any trust of any Benefit Plan, including any audit or inquiry by the Internal Revenue Service or U.S. Department of Labor. No Benefit Plan has been the subject of an examination or audit by any Governmental Entity. There has been no non-exempt “prohibited transaction,” as such term is defined under Section 4975 of the Code, Section 406 of ERISA, or any applicable Law, with respect to any Benefit Plan for which any Group Company could be liable (either directly or through indemnification).

(e)    Neither the Company nor any Subsidiary or ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Benefit Plans. All contributions required to be made by the Company, any Subsidiary or any ERISA Affiliate to any Benefit Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Benefit Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the Ordinary Course of Business after the Most Recent Balance Sheet Date as a result of the operations of the Group Companies after the Most Recent Balance Sheet Date). In addition, with respect to any Qualified Plan intended to include a Code Section 401(k) arrangement, the Company, the Company Subsidiaries and ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the U.S. Department of Labor. No Benefit Plan is covered by, and neither the Company nor any Company Subsidiary or ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code. Each Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Buyer and/or any Subsidiary (other than ordinary administrative expenses typically incurred in a termination event). With respect to each Benefit Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company has prepared in good faith and timely filed all requisite reports to the applicable Governmental Entity (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Benefit Plan.

(f)    With respect to each Benefit Plan, each of the Group Companies in the United States has complied in all material respects with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including the COBRA provisions set forth in the American Recovery and Reinvestment Act of 2009 and any applicable proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder.

(g)    Each Benefit Plan is in compliance in all material respects with the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “2010 Health Care Law”), to the extent applicable to such plan. The operation of each Benefit Plan will not result in the incurrence of any material penalty to the Company pursuant to the 2010 Health Care Law, to the extent applicable to such plan.

(h)    There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Company Subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Benefit Plan that would materially increase the expense of maintaining such Benefit Plan above the level of expense incurred with respect to such Benefit Plan for the most recent fiscal year included in the Financial Statements. No Benefit Plan will be subject to any surrender fees or service fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans.

Section 3.13.    Employment and Labor Matters. Except as set forth in Section 3.13 of the Disclosure Schedule:

(a)    Each Group Company has paid or made provision for payment of all salaries and wages, which are payable by such Group Company to any employees of such Group Company (collectively, the “Business Employees”), accrued through the date hereof and will pay or make provision for payment for such salaries and wages for such Business Employees through the Closing Date. Each Group Company has paid in full to all Business Employees all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Business Employees. Each Group Company has paid in full to all independent contractors and consultants all compensation due to or on behalf of such independent contractors and consultants pursuant to the contracts entered into between the applicable Group Company and such independent contractors and consultants.

(b)    (i) None of the Business Employees is represented by any labor union or other labor representative with respect to his or her employment with a Group Company; (ii) there are no labor, collective bargaining agreements or similar arrangements binding on any Group Company with respect to any Business Employees; (iii) to the Knowledge of the Company, no petition has been filed nor has any proceeding been instituted by any Business Employee or group of Business Employees with the National Labor Relations Board or similar Governmental Entity seeking recognition of a collective bargaining agreement; (iv) there are no Persons attempting to represent or organize or purporting to represent for bargaining purposes any of the Business Employees; (v) there have not occurred any strikes, slow downs, picketing, work stoppages or concerted refusals to work or other similar labor activities with respect to Business Employees; and (vi) no grievance or arbitration or other proceeding arising out of or under any collective bargaining agreement relating to a Group Company is pending or threatened.

(c)    The Group Companies are, and have been, in compliance in all material respects with all applicable Laws pertaining to employment and employment practices, workers’ compensation, terms and conditions of employment, worker safety, worker classification, wages and hours, civil rights, discrimination, immigration and the payment of social security and other taxes. No Group Companies are liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no pending claims against the Company and/or any Subsidiary under any workers compensation plan or policy or for long term disability that would not be covered by the workers compensation plan or policy. There are no controversies pending or, to the Knowledge of the Company, threatened, between a Group Company and any of their respective employees, which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity. No Group Company, nor to the Knowledge of the Company, any of their respective representatives or employees, has committed any material unfair labor practice in connection with the operation of the respective businesses of a Group Company, and there is no charge or complaint against a Group Company by the National Labor Relations Board or any comparable Governmental Entity pending or to the Knowledge of the Company, threatened.

(d)    No Group Company has effectuated: (i) a “plant closing” (as defined in the WARN Act, or any similar Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of such Person; or (ii) a “mass layoff” (as defined in the WARN Act, or any similar Law) affecting any site of employment or facility of such Person. Each Group Company is in compliance in all material respects with the WARN Act and any similar state or local Law.

(e)    Section 3.13(e) of the Disclosure Schedule sets forth a true, correct and complete list as of the date hereof of all severance Contracts and employment Contracts which contain provisions relating to notice of prior termination or severance upon any type of cessation of services to which a Group Company is a party or by which a Group Company is bound, and under which such Group Company currently has actual or potential Liability entered into with employees at or above the level of officer or senior-management, or with other employees, to the extent such Contracts with other employees have actual or potential Liability greater than $50,000 (the “Severance Contracts”).

(f)     To the Knowledge of the Company, no employee of a Group Company is in material violation of any term of any employment agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Group Company because of the nature of the business conducted or presently proposed to be conducted by the Group Company or to the use of trade secrets or proprietary information of others. Except as set forth on Section 3.13(f) of the Disclosure Schedule, no officer or senior-management level employee has given notice to a Group Company, nor to the Knowledge of the Company, does any such officer or employee intend to terminate his or her employment with the Group Companies. The employment of each Business Employee is “at will” (except for employees of a Group Company located in a jurisdiction that does not recognize the “at will” employment concept) and no Group Company has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees, except as set forth on Section 3.13(f) of the Disclosure Schedule. As of the date of this Agreement, no Group Company has, and to the knowledge of each Group Company, no other Person has, (i) entered into any Contract that obligates or purports to obligate Buyer to make an offer of employment to any present or former employee or consultant of a Group Company and/or (ii) promised or otherwise provided any written assurances (contingent or otherwise) to any present or former employee or consultant of a Group Company of any terms or conditions of employment with Buyer following the Closing.

(g)    Each Group Company has provided to Buyer a true, correct and complete list of the names, positions and rates of compensation of all officers, directors and employees of the Group Company, showing each such individual’s name, position, annual remuneration, status as exempt/non-exempt, bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year, and whether any such employee is on an employer-sponsored, non-immigrant visa and if so, the type and expiration date, and each such employee’s current status (as to leave or disability status and full time or part time, exempt or nonexempt and temporary or permanent status).

(h)    Each Group Company has provided to Buyer a true, correct and complete list of all of its current consultants, advisory board members and independent contractors and for each the initial date of the engagement, other than independent contractors hired by the Company Subsidiaries in the Ordinary Course of Business pursuant to terms substantially similar to the form of independent contractor agreement that has been made available to Buyer.

(i)    Each Group Company has made available to Buyer true, correct and complete copies of each of the following: (i) all current forms of offer letters used as of the date hereof, (ii) all current forms of employment agreements and severance agreements used as of the date hereof, (iii) all current forms of employee confidentiality, non-competition or inventions agreements used as of the date hereof, (iv) the most current management organization chart(s), (v) all agreements and/or insurance policies providing for the indemnification of any officers or directors of the Group Companies, (vi) a summary of Liability for termination payments to current and former directors, officers and employees of the Group Companies and (vii) a schedule of bonus commitments made to employees of the Group Companies.

Section 3.14.    Environmental, Health and Safety Matters. Except as set forth on Section 3.14 of the Disclosure Schedule:

(a)    The Group Companies currently are, and at all times have been, in compliance in all material respects with all applicable Environmental Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties.

(b)    None of the following exists in any material quantity at any property or facility owned, leased or operated by any Group Company: (i) underground storage tanks; (ii) friable asbestos-containing material; or (iii) materials or equipment labelled as containing polychlorinated biphenyls.

(c)    The Company has made available to Buyer a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental Health and Safety Requirements affecting the Company and its Subsidiaries that are in the possession or control of the Group Companies, each of which is identified in Section 3.14(c) of the Disclosure Schedule.

(d)    To the Knowledge of the Company, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened by any Person that the properties or assets of the Group Companies are not, or in each case that its or their respective business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. No Group Company has retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the Knowledge of the Company, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any Liability of the Company or any of its Subsidiaries with respect to Environmental, Health and Safety Requirements.

Section 3.15.    Tax Matters. Except as set forth on Section 3.15 of the Disclosure Schedule:

(a)    Each Group Company has timely filed (or has had timely filed on its behalf) all income and other material Tax Returns required to be filed by it, and all such Tax Returns are correct and complete in all material respects, and each Group Company has fully and timely paid all Taxes (whether or not shown on any Tax Return), or has adequately provided for such Taxes on the Financial Statements.

(b)    There are no Liens relating to Taxes upon the assets of the Group Companies other than Permitted Liens.

(c)    The Financial Statements reflect all Liabilities for unpaid Taxes of the Group Companies for periods (or portions of periods) through the Most Recent Balance Sheet Date. No Group Company has any Liability for unpaid Taxes accruing after the Most Recent Balance Sheet Date except for Taxes arising in the Ordinary Course of Business subsequent to the Most Recent Balance Sheet Date. No Group Company has any Liability for Taxes arising as a result of or in connection with or related to a Pre-Closing Period (or the portion of a Straddle Period allocated to a Pre-Closing Period) that is not included in the calculation of Indebtedness, Net Working Capital or Transaction Expenses.

(d)    There is no pending Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Tax Returns of a Group Company.

(e)    The Group Companies have complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment and reporting thereof (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any state, local or foreign law), and have timely and properly withheld from and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party and has timely filed all withholding Tax Returns required to be filed by the Group Companies.

(f)    No Group Company is currently the beneficiary of any extension of time within which to file any Tax Return.

(g)    No claim or deficiency against a Group Company for the assessment or collection of any Tax has been asserted or proposed in writing, other than claims or deficiencies which have been settled with all amounts determined to have been due and payable having been timely paid.

(h)    No written claim has been received by any Group Company from a Tax authority in a jurisdiction where the Group Company does not file Tax Returns asserting that such Group Company is or may be subject to Taxes imposed by that jurisdiction, which claim has not been resolved.

(i)    No Company Group is currently subject to any agreement, waiver or other document extending or waiving the period for assessment or collection of any Taxes.

(j)    No Group Company is party to any Tax allocation, Tax sharing, Tax distribution, Tax indemnification or Tax gross-up agreement or arrangement, nor does any Group Company have any liability for Taxes of another Person (except another Group Company) under any such agreement or arrangement.

(k)    No Group Company has a “permanent establishment” in any foreign country, as defined in an applicable income Tax treaty.

(l)    Each Group Company is in compliance in all material respects with all applicable transfer pricing laws, including any transfer pricing documentation requirements. The prices for any property or services (or for the use of any property) provided by or to each Group Company are arm’s length prices for purposes of the relevant transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.

(m)    The Company made a valid election to be treated as an “S corporation” within the meaning of Code Sections 1361 and 1362 for federal and all applicable state income Tax purposes effective as of July 1, 1998, and has maintained its status as an “S corporation” for federal and all applicable state income Tax purposes at all times since such date.

(n)    Each of the Company Subsidiaries made a valid election to be treated as a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code for federal and all applicable state income Tax purposes, and has maintained its status as an “qualified subchapter S subsidiary” for federal and all applicable state income Tax purposes at all times since the applicable effective date of such election.

(o)    The Company has no liability for any Tax under Code Sections 1363(d), 1374 or 1375 (or any state, local or foreign Taxes imposed under any similar provisions) and no such Tax or liability will arise or result in connection with any deemed sale or transaction relating to a Section 338(h)(10) Election.

(p)    No Group Company has taken any action (or inaction) other than the sale of the Shares pursuant to this Agreement that resulted, or could result, in the termination of such Group Company’s status as a validly electing S Corporation or qualified subchapter S subsidiary.

(q)    The Company and the ESOP have complied in all respects with Section 409(p) of the Code and the Treasury Regulations thereunder. As of the Closing Date, neither the Company nor the ESOP shall have made any “prohibited allocations” within the meaning of Treas. Reg. Section 1.409(p)-1(b)(2) in violation of Section 409(p) or caused the incurrence of a nonallocation year as defined in Treas. Reg. Section 1.409(p)-1(c), issued any synthetic equity to a disqualified person for purposes of Section 4979A(a)(4) or engaged in any other transaction that could result in the Company being liable for excise tax under Section 4979A of the Code.

(r)    Section 3.15(r) of the Disclosure Schedule lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which any Group Company is a party. Each such nonqualified deferred compensation plan to which a Group Company is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. The Company is under no obligation to gross up any Taxes under Section 409A of the Code.

(s)    The exercise price of all outstanding Options is at least equal to the fair market value of the Company common stock on the date such Options were granted or repriced, and neither the Company nor Buyer has incurred or will incur any liability or obligation to withhold taxes under Section 409A of the Code upon the vesting of any Options. All Options are with respect to “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) of the grantor thereof.

(t)    All Benefit Plans and other arrangements of the Company or any Company Subsidiary or ERISA Affiliate are in compliance with Section 457A of the Code and no payments thereunder are subject to the penalties of Section 457A of the Code.

(u)    The Company has provided to Buyer all documentation relating to any Tax holidays or incentives applicable to any of the Group Companies. Each Group Company is in compliance in all material respects with the requirements for any applicable Tax holidays or incentives.

(v)    No Company Subsidiary organized outside of the United States (i) has generated any “subpart F income” within the meaning of Section 952 of the Code in its taxable year that includes the Closing Date or (ii) holds any “United States property” within the meaning of Section 956 of the Code and the Treasury Regulations thereunder as of the Closing Date.

Section 3.16.    Material Contracts.

(a)    Section 3.16(a) of the Disclosure Schedule sets forth, by applicable subsection, a correct and complete list of all Contracts to which any Group Company is a party, which are currently in effect, of a type listed below (such Contracts, whether or not listed in Section 3.16(a) of the Disclosure Schedule, hereinafter referred to as the “Material Contracts”):

(i)    any Contract related to the Leased Real Property that requires the tenant thereunder to pay to the landlord annual net rent in excess of $50,000;

(ii)    any Contract or group of related Contracts involving, or reasonably expected to involve, an annual commitment, on a going-forward basis, by any party thereto of more than $500,000, individually, or pursuant to which any Group Company has paid or is obligated to pay any third party more than $1,000,000 over the life of such Contract, in each case, excluding, for the avoidance of doubt, expired or terminated purchase orders or statements of work;

(iii)    any Contract that relates to Indebtedness;

(iv)    any Contract relating to the lease of personal property used by a Group Company involving annual payments by any Group Company in excess of $100,000 individually;

(v)    any mortgage, pledge, indenture or security agreement or similar arrangement constituting a Lien upon the assets or properties of a Group Company;

(vi)    any collective bargaining agreement or Contract with any labor union;

(vii)    any Contract relating to any acquisition or disposition of equity interests or business or material assets of any other Person by any Group Company under which any Group Company currently has any actual or potential Liability or other ongoing obligations or restrictions;

(viii)    any Contract providing for contingent, earn-out or similar payments by or on behalf of any Group Company;

(ix)    any Contract between any Group Company, on the one hand, and any other Person, on the other hand, (a) granting any right to use or practice any rights under any of the Intellectual Property owned either by such Group Company or by such Person (other than commercially available “off-the-shelf” software) involving aggregate payments by any party thereto in excess of $100,000, (b) pursuant to which any Group Company licenses Intellectual Property from such Person that is material to the operation of the Business or (c) pursuant to which any third party developed any material Intellectual Property for any Group Company;

(x)    any joint venture, strategic alliance, revenue sharing, partnership or similar Contract with any other Person;

(xi)    any shareholder Contract or voting Contract (including with respect to any capital stock of a Group Company or the appointment of directors of a Group Company);

(xii)    any Contract between or among any Group Company, on the one hand, and Seller or any director, manager, partner, officer or senior management-level employee (or any of their Affiliates) of any Group Company (or in the case of any such Person who is an individual, any member of his or her immediate family), on the one other hand (other than customary Contracts relating to employment or reimbursement for business expenses in the Ordinary Course of Business or benefits under the Benefit Plans);

(xiii)    any Contract for capital expenditures requiring remaining aggregate future payments in excess of $500,000;

(xiv)    any Contract with a Material Supplier;

(xv)    any Severance Contract;

(xvi)    any settlement agreement with respect to any Legal Proceeding under which any Group Company currently has any actual or potential Liability or other ongoing obligations or restrictions;

(xvii)    any standstill or similar agreement containing provisions prohibiting a third party from purchasing equity securities of the Group Companies or, in each case, the assets of the Group Companies or otherwise seeking to influence or exercise control over any Group Company;

(xviii)    any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into (A) in the Ordinary Course of Business or (B) since January 1, 2017, in connection with the potential sale of the Company;

(xix)    any Contract relating to the ESOP Loan Receivable;

(xx)    any Contract pursuant to which any Group Company has granted or obtained a release of any actual or alleged liability, breach of Contract or violation of law; and

(xxi)    any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any products or services provided by the Company, (B) containing any non-competition covenants or other restrictions relating to any products or services provided by the Company, (C) that limits or would limit the freedom of any Group Company, or in each case, any of their respective successors or assigns or their respective Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area, including any grants by the Company or its Subsidiaries of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services or (D) containing any “take or pay,” minimum commitments or similar provisions.

(b)    All Material Contracts are in written form. Prior to the date hereof, the Company has made available to Buyer a correct and complete copy of each Material Contract, together with all legally binding, written modifications, schedules or supplements thereto. Each Material Contract is valid, binding and enforceable against the applicable Group Company and, to the Knowledge of the Company, against each other Person party thereto in accordance with its terms (subject to the Enforceability Exception), and is in full force and effect. Each Group Company has performed all of the obligations required to be performed by it as of the date hereof pursuant to each Material Contract to which it is a party and is not in breach or default under such Material Contract. To the Knowledge of the Company, no other party to any of the Material Contracts is in default thereunder. No Group Company has made a binding waiver of any rights under any of the Material Contracts or modified any terms thereof other than as set forth in the Material Contracts made available to Buyer.

Section 3.17.    Insurance Matters. Section 3.17 of the Disclosure Schedule sets forth a true, correct and complete list of each insurance policy maintained by or for the benefit of the Group Companies, including the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible as of the date of this Agreement. As of the date hereof, (a) each such policy is in full force and effect and all premiums due thereon have been timely paid and no notice of cancellation or termination has been received by any Group Company, (b) the Group Companies are not in default with respect to their obligations under the policies applicable to them, and (c) except as set forth on Section 3.17 of the Disclosure Schedule, there is no claim by any Group Company pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. The Company has provided to Buyer true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Group Companies.

Section 3.18.    Intellectual Property.

(a)    Section 3.18(a) of the Disclosure Schedule sets forth a correct and complete list of all Owned Intellectual Property issued by, registered with, renewed by, or the subject of a pending application before, any Governmental Entity owned by the Group Companies (the “Registered Intellectual Property”), indicating for each such item, as applicable, the registration number and the applicable filing jurisdiction.

(b)    The Group Companies exclusively own all right, title and interest in and to the Registered Intellectual Property, free and clear of all Liens, other than Permitted Liens. The Group Companies own or have a valid license to use all Intellectual Property that is used in the operation of the Business or in any products or services of the Group Companies. The Registered Intellectual Property is

subsisting and, to the Knowledge of the Company, the Registered Intellectual Property is enforceable and is not subject to any outstanding Order or proceeding with a Governmental Entity materially adversely affecting, or that could reasonably be expected to materially adversely affect, a Group Company’s use thereof or rights thereto. There are no material royalties, fees, honoraria or other payments payable by the Group Companies to any Person by reason of the ownership, development, modification, use, license, sublicense, sale, distribution or other disposition of the Owned Intellectual Property, other than salaries and sales commissions paid to employees and sales agents and fees paid to independent contractors, in each case in the Ordinary Course of Business. The Group Companies have entered into a valid written Contract with each employee, contractor, and other Person who has developed any Intellectual Property for a Group Company (each, a “Contributor”), pursuant to which each such Contributor has assigned to the applicable Group Company unencumbered, unrestricted, and exclusive ownership of all Intellectual Property rights in such contributions.

(c)    The Group Companies have taken commercially reasonable precautions to protect the secrecy, confidentiality and value of its trade secrets and confidential know-how.

(d)    Except as set forth on Section 3.18(d) of the Disclosure Schedule, the conduct of the Business does not infringe, misappropriate or otherwise violate the Intellectual Property rights or Portrait Rights of any third party. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing, concerning the ownership, validity, registrability, enforceability, infringement, misappropriation, violation or use of any Owned Intellectual Property. To the Knowledge of the Company, no Person is materially infringing, misappropriating or otherwise violating any Owned Intellectual Property right. The Group Companies have not received any written offers to license, notice of, or allegations that the conduct of the Business infringes, any third party patents.

(e)    The products and services of the Group Companies conform in all material respects to all contractual warranties and commitments of the applicable Group Company, and the Group Companies do not have any material liability for breach thereof.

(f)    The Group Companies are in material compliance with all of the terms of all Contracts to which any Group Company is a party relating to (A) the privacy of users of their products and services that share personally identifiable information with the Group Companies and (B) the use, collection, storage, disclosure, receipt and transfer of any personally identifiable information collected, accessed or obtained by the Group Companies. None of the Group Companies has received a written (or to the Knowledge of the Company, oral) third-party complaint regarding the Company’s use, collection, storage, disclosure, receipt or transfer of personally identifiable information that would constitute a violation of the PII Statements or applicable Law.

(g)    Each of the Group Companies takes commercially reasonable steps to (i) identify internal and external risks to the security of the confidential information in its possession, custody, or control, including personally identifiable information, (ii) implement adequate and effective administrative, electronic and physical safeguards to control those risks, (iii) maintain a notification process to comply with applicable legal requirements in the case of any breach of security compromising data containing personally identifiable information and (iv) comply in all material respects with the obligations of the Group Companies in any Contracts to which the Group Companies are a party regarding the security of such confidential information, including personally identifiable information received by them. None of the Group Companies has experienced any breach of security or otherwise unauthorized access by third parties to such confidential information, including personally identifiable information in their possession, custody or control.

Section 3.19.    Relationships with Suppliers. No Group Company has any outstanding material disputes concerning products and/or services provided by any supplier who, for the year ended December 31, 2016 or the 12 months ended December 31, 2017, was one of the twenty (20) largest suppliers of products and/or services to the Group Companies, based on amounts paid or payable with respect to such periods (each, a “Material Supplier”). Each Material Supplier is listed on Section 3.19 of the Disclosure Schedule. Since January 1, 2016, no Group Company has received any information from any Material Supplier that such supplier shall not continue as a supplier to the Group Companies (or Buyer) after the Closing or that such Material Supplier intends to terminate or materially modify existing Contracts with the Group Companies. Each of the Group Companies has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on their business as currently conducted and currently proposed to be conducted, and, to the Knowledge of the Company, there is no reason why the Group Companies will not continue to have such access on commercially reasonable terms.

Section 3.20.    Brokers. Except for BMO Capital Markets Corp. (“BMO”) and except as otherwise set forth on Section 3.20 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of any Group Company or Seller. The fees and expenses of BMO and any other party set forth on Section 3.20 of the Disclosure Schedule shall constitute Transaction Expenses and will be paid in full pursuant to the terms of Article II.

Section 3.21.    No Other Representations and Warranties. Except for the representations and warranties contained in Article III, none of the Group Companies, Seller or any other Person makes any express or implied representation or warranty with respect to the Group Companies or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and the Group Companies and Seller hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties contained in Article III, none of the Group Companies, Seller or any other Person makes or has made any representation or warranty to Buyer or any of its Representatives, with respect to any financial projection, forecast, estimate, budget or prospective information relating to the Business or the Group Companies or their respective businesses or operations, and none of the Group Companies, Seller or any other Person shall have any liability to Buyer or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud.

Section 3.22.    Representations Complete. None of the representations or warranties made by the Company or Seller herein or in any exhibit or schedule hereto, including the Disclosure Schedule, or in any certificate delivered by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

Section 4.1.    Organization. Seller is a trust duly organized, validly existing and in good standing under the Laws of the State of Minnesota. The ESOP Trustee is a trust company duly organized, validly existing and in good standing under the Laws of the State of New Hampshire.

Section 4.2.    Authority Relative to the Transaction Documents. Each of Seller and the ESOP Trustee (as trustee for, and on behalf of, Seller) has all requisite power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each Transaction Document to which Seller is or will be a party, and the consummation of the transactions contemplated hereby or thereby, have been duly and validly authorized by all requisite action of the ESOP Trustee, and no other actions on the part of the ESOP Trustee or Seller are necessary to authorize this Agreement or Transaction Document to which the Seller is or shall become a party. This Agreement and each of the Transaction Documents to which Seller is or shall become a party, when executed and delivered by the ESOP Trustee on behalf of Seller and all other parties thereto, shall constitute the valid and legally binding obligation of Seller enforceable against it in accordance with its respective terms, subject to the Enforceability Exception.

Section 4.3.    Shares. Seller owns, of record, all of the Shares set forth on Section 4.3 of the Disclosure Schedule, free and clear of any and all Liens (except as set forth on Section 4.3 of the Disclosure Schedule and other than restrictions imposed on transfer under applicable federal and/or state securities Laws or regulations). Except as set forth on Section 4.3 of the Disclosure Schedule, there are no agreements or other rights or arrangements existing which restrict the voting rights of the Shares or provide for the sale, purchase, exchange or other transfer by Seller of the Shares, or beneficial ownership of the Shares, owned by Seller.

Section 4.4.    Consents and Approvals; No Violations.

(a)    Except for the Required Approvals, no filing with or notice to, and no permit, authorization, consent or approval of, a Governmental Entity is necessary for the execution and delivery by Seller of this Agreement or any of the Transaction Documents to which it is or will be a party, except where the failure to obtain such permit, authorization, consent, license, exemption, order or approval, or to make such filing or notification, would not reasonably be expected to adversely affect Seller’s ability to perform or comply with the covenants, agreements or obligations of Seller herein or in any other Transaction Document or to consummate the transactions contemplated hereby and thereby.

(b)    Except as set forth on Section 4.4(b) of the Disclosure Schedule, neither the execution, delivery or performance by the ESOP Trustee or Seller of this Agreement or any other Transaction Document to which Seller is or will be a party, nor the consummation by Seller of the transactions contemplated hereby or thereby, will (i) conflict with or result in any breach of any provision of the ESOP plan document and ESOP Trust Agreement, (ii) conflict with or result in any breach of any provision of the Governing Documents of the ESOP Trustee, (iii) result in the creation or imposition of any Lien (other than restrictions imposed on transfer under applicable federal and/or state securities Laws or regulations) on any Shares owned by Seller, (iv) result in a violation or breach of, constitute a default under, or give rise to any right of termination, amendment, cancellation or acceleration under (with or without notice or lapse of time or both), any agreement that the ESOP Trustee or Seller is a party to, or (v) violate any Law or Order applicable to the ESOP Trustee or Seller or its properties or assets.

Section 4.5.    Litigation. There is no Legal Proceeding or Order pending or, to the knowledge of Seller, threatened, against Seller that would, individually or in the aggregate, delay or impede the ability of the ESOP Trustee or Seller to perform its obligations under this Agreement or the other Transaction Documents to which Seller is or will be a party or to consummate the transactions contemplated hereby or thereby. To the knowledge of Seller, there is no reasonable basis for any Person to assert a claim against Seller based upon: (i) Seller entering into this Agreement or the Transaction Documents, any of the transactions or the agreements contemplated hereby and thereby or (ii) any claim that Seller has agreed to sell or dispose of any of the Shares to any party other than Buyer, whether by way of merger, consolidation, sale of assets or otherwise.

Section 4.6.    Brokers. No broker, finder or investment banker has been engaged by or acted on behalf of Seller in connection with this Agreement and no such person is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement from Seller in connection with the transactions contemplated by this Agreement.

Section 4.7.    ESOP. The ESOP Trustee is (a) the duly appointed independent trustee of Seller, with the power and authority to act on behalf of Seller, (b) a fiduciary of Seller as described in Section 3(21)(A) of ERISA, (c) independent of all parties to this Agreement, and (d) vested with the authority to act on behalf of Seller to the extent specified in Seller’s plan and trust documents.

Section 4.8.    No Claims. To the Seller’s actual knowledge, and except for ordinary course payments with respect to participants’ accounts, neither Seller nor the ESOP Trustee has any outstanding claims for Liabilities or indemnification against the Company pursuant to that certain Agency Agreement, dated June 28, 2017, between the Company and the ESOP Trustee, that certain Custody Agreement, dated June 28, 2017, between the Company and the ESOP Trustee, or the Lifetouch Inc. Employee Stock Ownership Trust Agreement, restated June 28, 2017, between the Company and the ESOP Trustee.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

Section 5.1.    Organization and Authority.

(a)    Buyer is a corporation duly organized and validly existing under the Laws of the jurisdiction of its formation and has all requisite corporate power and authority to own, lease and operate their properties and to carry on its businesses as now conducted.

(b)    Buyer is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be duly licensed or in good standing would not have individually or in the aggregate have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby.

Section 5.2.    Authority Relative to the Transaction Documents. Buyer has all requisite corporate power and authority to enter into this Agreement and each other Transaction Document to which it is or will be a party, to perform its obligations hereunder or thereunder and to consummate the transactions contemplated hereby or thereby. The execution, delivery and performance of this Agreement and each Transaction Document to which Buyer is or will be a party, and the consummation of the transactions contemplated hereby or thereby, have been duly and validly authorized by all requisite corporate action of Buyer. This Agreement and each of the Transaction Documents to which Buyer is or shall become a party, when executed and delivered by or on behalf of Buyer and all other parties thereto, shall constitute the valid and legally binding obligation of Buyer enforceable against Buyer in accordance with its respective terms, subject to the Enforceability Exception.

Section 5.3.    Brokers. Except as set forth on Schedule 5.3, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Buyer or any of its Affiliates.

Section 5.4.    Consents and Approvals; No Violation.

(a)    Except for filings, permits, authorizations, consents and approvals required under the HSR Act, no filing with or notice to, and no permit, authorization, consent or approval of, a Governmental Entity is necessary for the execution and delivery by Buyer of this Agreement or any of the Transaction Documents to which it is or will be a party or the consummation by Buyer of the transactions contemplated hereby and thereby, except where the failure to obtain such permit, authorization, consent, license, exemption, order or approval, or to make such filing or notification, would not reasonably be expected to materially delay or materially impede the ability of Buyer to perform its obligations thereunder or to consummate the transactions contemplated thereby.

(b)    Neither the execution, delivery and performance of this Agreement or any other Transaction Document by Buyer nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach of any provision of the Governing Documents of Buyer, (ii) result in a material violation or material breach of, constitute a material default under, or give rise to any material right of termination, amendment, cancellation or acceleration under (with or without notice or lapse of time or both), any Contract or permit to which Buyer is a party or by which it is bound, (iii) result in the creation or imposition of any Lien (other than Permitted Liens) on any assets of Buyer, or (iv) violate, in any material respect, any Law applicable to Buyer or its properties or assets, except in the case of clauses (ii), (iii) or (iv) above, for any such violations, losses, defaults, accelerations, terminations, cancellations or Liens that, individually, or in the aggregate, are not reasonably expected to materially delay or materially impede the ability of Buyer to consummate the transactions contemplated hereby.

Section 5.5.    Litigation. As of the date hereof, there is no Legal Proceeding against Buyer pending or, to the knowledge of Buyer, threatened in writing, with respect to the validity of this Agreement or any of the Transaction Documents to which it is or will be a party, or of any action taken or to be taken by Buyer in connection with this Agreement or any of the Transaction Documents or the transactions contemplated hereby or thereby.

Section 5.6.    Investment Intent. Buyer is acquiring the Shares as an investment for its own account and not with a view to the distribution thereof. Buyer will not sell, transfer, assign, pledge or hypothecate any of the Shares, except in compliance with any federal and applicable state securities Laws or an exemption therefrom.

Section 5.7.    Financing. Buyer has delivered to the Company a fully executed financing commitment letter, in form and substance customary for debt financing transactions of this nature (together with any related exhibits and schedules thereto, the “Commitment Letter”) from a lender (the “Lender”), reflecting such Lender’s commitment to provide to Buyer at Closing immediately available funds (such financing, the “Debt Financing”) that, together with any capital available to Buyer, will be sufficient to pay the amounts required to be paid by Buyer pursuant to Article II at Closing, and to pay all related fees and expenses. As of the date hereof, the Commitment Letter has not been amended or modified and the respective commitments contained in the Commitment Letter have not been withdrawn or rescinded in any respect. The Commitment Letter is not subject to any conditions precedent or other contingencies other than as set forth therein and, as of the date hereof, is in full force and effect and is the legal, valid, binding and enforceable obligations of Buyer and, to the knowledge of Buyer, each of the other parties thereto, subject to the Enforceability Exception. All commitments and other fees required to be paid under the Commitment Letter prior to the date hereof have been paid in full.

Section 5.8.    No Other Representations and Warranties. Except for the representations and warranties contained in Article V, Buyer does not make any express or implied representation or warranty with respect to Buyer or its assets, operations, liabilities, condition (financial or otherwise) or prospects, and Buyer hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties contained in Article V, neither Buyer nor any other Person makes or has made any representation or warranty to the Group Companies, Seller or any of their Representatives, with respect to any financial projection, forecast, estimate, budget or prospective information relating to Buyer or its businesses or operations, and neither Buyer nor any other Person shall have any liability to the Group Companies, Seller or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud.

ARTICLE VI

CERTAIN COVENANTS AND AGREEMENTS

Section 6.1.    Conduct of Business Prior to Closing. From the date hereof until the Closing, except as set forth on Section 6.1 of the Disclosure Schedule, as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), or as required in connection with this Agreement or the transactions contemplated hereby:

(a)    the Company shall, and shall cause each Company Subsidiary to, (i) operate the Business in the Ordinary Course of Business, and (ii) use reasonable best efforts to (A) preserve substantially intact the business organization and good will of each Group Company, (B) keep available the services of its officers and key employees and (C) maintain reasonably satisfactory relationships with vendors, customers and others having business relationships with each Group Company; and

(b)    without limiting the generality of Section 6.1(a), the Company shall not, and shall cause Company Subsidiary not to, do any of the following:

(i)    adopt any amendments to the respective Governing Documents of the Group Companies;

(ii)    issue, sell or otherwise dispose of any capital stock or equity interests of any Group Company, or grant any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any capital stock or equity interests of any Group Company, other than any Shares issued to Seller in the Ordinary Course of Business;

(iii)    enter into any indenture, credit agreement, loan agreement, note, mortgage, security agreement, loan commitment or other Contract relating to the borrowing of funds or an extension of credit secured by any of the Group Companies’ assets (excluding, for clarity, amendments to existing agreements and instruments) or otherwise incur any Indebtedness which will not be repaid in full as of the Closing;

(iv)    permit any change in the methods of maintaining the books, accounts or business records of the Group Companies, except as required by GAAP or applicable Law (in which event prompt notice thereof shall be given to Buyer), or change any of the accounting principles of the Group Companies or the methods by which such principles are applied for Tax or financial reporting purposes;

(v)    make or change any election with respect to Taxes, fail to pay or withhold any Taxes when due (consistent with the Group Companies’ past practices), adopt or change any accounting method in respect of Taxes, file any income or other material Tax Return except as may be required by Law and in a manner consistent with past practice and after reasonable notice to Buyer, file any amendment to income or other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, or consent to any waiver or extension of time to assess or collect any material Taxes;

(vi)    cancel or terminate any current insurance policies of the Group Companies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(vii)    settle or initiate any Legal Proceeding by or against any Group Company;

(viii)    (A) terminate or amend any Benefit Plan or establish any employee benefit plan that would be a Benefit Plan if in effect as of the date hereof (except as required by any existing Benefit Plan), (B) grant any right to new or enhanced severance or termination pay to any current or former directors, officers, or employees of any Group Company, (C) make any change in compensation or other benefits payable to, or increase the target bonus opportunity applicable to, any current or former directors, officers, or employees (including the Business Employees), (D) hire any additional officers or other management-level employees (other than to fill open positions or to replace terminated or otherwise departed personnel; provided that the employment offer letters for such employees are on the form of employment offer letter provided to Buyer as of the date hereof, do not materially deviate from the standard compensation package as of the date hereof and do not include equity, severance, or change in control benefits), (E) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any management, supervisory or other key personnel of any Group Company, (F) enter into, amend or extend the term of any employment or consulting agreement with any officer, employee, consultant or independent contractor or (G) enter into any Contract with a labor union or collective bargaining agreement (unless required by applicable Legal Requirements except, in each case as otherwise required by Law, except, in the case of each of (A), (B), (C), (D), (E) and (F), in the Ordinary Course of Business;

(ix)    terminate (except at the anticipated expiration thereof) or make any material amendment to any of the Material Contracts (or any Contract that would be a Material Contract if such Contract were in effect as of the date hereof), or reduce or waive any payment or right thereunder;

(x)    enter into any Contract that would be a Material Contract if such Contract were in effect as of the date hereof, except in the Ordinary Course of Business;

(xi)    acquire, by merging or consolidating with, or purchase equity securities in or a substantial portion of the assets of, whether in a single transaction or a series of related transactions, any Person, corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof;

(xii)    sell, lease, license, pledge or otherwise dispose of or encumber any assets of the Company, other than in the Ordinary Course of Business;

(xiii)    suffer or permit any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of the Group Companies (whether or not covered by insurance);

(xiv)    make any capital expenditure outside of the Ordinary Course of Business that, when aggregated with all other capital expenditures made by or on behalf of the Group Companies, exceeds $2,000,000 in the aggregate in any given calendar month; or

(xv)    agree in writing or otherwise to do anything contained in this clause (b).

(c)    Buyer acknowledges and agrees that: (i) nothing contained in this Agreement shall be construed to give Buyer, directly or indirectly, the right to control or direct the operations of any Group Company prior to Closing, (ii) prior to Closing, each Group Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Buyer shall be required with respect to any matter set forth in Section 6.1 or elsewhere in this Agreement, to the extent the requirements of such consent would, upon advice of the Company’s counsel, violate any applicable Law.

Section 6.2.    Access and Information.

(a)    Prior to the Closing, the Company shall, and shall cause each Company Subsidiary to, afford Buyer or its Representatives reasonable access, upon reasonable prior notice and during normal business hours to the Group Companies’ executive personnel listed on Section 6.2(a) of the Disclosure Schedule and to the Group Companies’ properties, Contracts, books and records, and other documents and data; provided, however, that (i) any such access shall be conducted at Buyer’s expense, under the reasonable supervision of Company personnel and in such a manner as to maintain the confidentiality of such information and not to unreasonably interfere with the normal operation of the business of the Group Companies, (ii) neither Buyer nor any of Buyer’s Representatives shall contact, directly or indirectly, except in the ordinary course of Buyer’s business, any employee, customer or supplier of a Group Company without the Company’s prior written consent, which may be withheld in the Company’s reasonable discretion and (iii) no Group Company shall have any obligation to disclose any information to Buyer to the extent such disclosure would (A) result in a material breach of any agreement to which any Group Company is a party or is otherwise bound, (B) reasonably be expected to jeopardize any attorney-client or other legal privilege of any Group Company, or (C) result in a violation of any Laws or fiduciary duties applicable to any Group Company; provided, further, that the parties shall use commercially reasonable efforts to make appropriate substitute arrangements under circumstances in which the foregoing restrictions set forth in clauses (A), (B) and (C) above apply. The information delivered to Buyer or its authorized representatives pursuant to this Agreement, including this Section 6.2(a), shall be subject to the Confidentiality Agreement.

(b)    Buyer shall (i) use its reasonable best efforts to properly retain and maintain the Tax and accounting records of the Group Companies that relate to Pre-Closing Periods or Straddle Periods for a period of six (6) years after Closing, to the extent that such records are in the Group Companies’ possession as of Closing, and shall thereafter provide Seller with written notice prior to any destruction, abandonment or disposition of all or any portions of such records, (ii) transfer such records to Seller upon its written request prior to any such destruction, abandonment or disposition and (iii) afford Seller and its Representatives reasonable access during normal business hours to the books and records, information, employees and auditors of the Group Companies, to the extent requested by Seller and necessary or useful in connection with any audit, investigation, dispute or Legal Proceeding; provided, however, that, with regard to (ii), Seller agrees to reimburse Buyer promptly for all reasonable and documented out-of-pocket costs and expenses incurred in connection with such activities. Notwithstanding the forgoing, Buyer and the Group Companies shall not be obligated to take any action that would violate any Law or the terms of any Contract or confidentiality obligation to which Buyer or any Group Company is a party, or result in a waiver of the attorney-client privilege or work-product doctrine; provided, further, that the parties shall use commercially reasonable efforts to make appropriate substitute arrangements under circumstances in which the foregoing restrictions apply.

Section 6.3.    Tax Matters.

(a)    Tax Returns. Buyer shall prepare or cause to be prepared, and timely file or cause to be timely filed, at Buyer’s expense, all Tax Returns of the Group Companies for all Pre-Closing Periods (such Tax Returns, the “Pre-Closing Period Tax Returns”), and for all taxable periods which begin before and end after the Closing Date (“Straddle Periods”) (such Tax Returns, “Straddle Period Tax Returns”). Except as otherwise required by applicable Law, Buyer shall prepare and file such Pre-Closing Period Tax Returns and Straddle Period Tax Returns in a manner consistent with the prior practices of the Group Companies. Buyer shall permit Seller to review and comment on each Pre-Closing Period Tax Return and Straddle Period Tax Return at least fifteen (15) days prior to the due date (including extensions) for filing such Tax Return and shall consider in good faith any changes reasonably requested by Seller. Buyer shall timely pay all Taxes due as reflected on such Pre-Closing Tax Returns and Straddle Period Returns. Except as otherwise required by applicable Law, all deductions related to Transaction Expenses, Indebtedness, or other amounts paid or accrued on or prior to the Closing Date shall be allocated to and reflected upon the Pre-Closing Period Tax Returns. Notwithstanding the foregoing Section 6.3(a), Buyer shall be entitled to be reimbursed from the Indemnity Escrow Fund for (i) any reasonable out-of-pocket expenses incurred by Buyer in preparing and filing such Pre-Closing Period Tax Returns and Straddle Period Tax Returns, and (ii) payment of all Taxes due as reflected on such Pre-Closing Tax Returns and, for the portion allocable to the Pre-Closing Periods covered thereby, such Straddle Period Returns, to the extent such Taxes have not been taken into account in the calculation of Indebtedness, Net Working Capital or Transaction Expenses.

(b)    Apportionment of Straddle Period Taxes. For purposes of this Agreement, in the case of any Taxes of a Group Company that are payable with respect to any Straddle Period, the portion of any such Taxes allocable to the Pre-Closing Periods shall: (i) in the case of Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of a Group Company or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including the effect of any graduated rates of Tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 6.3(b) shall be computed by reference to the level of such items on the Closing Date. The parties hereto will, to the extent permitted by applicable Law, elect with the relevant Governmental Entity to treat a portion of any Straddle Period as a short taxable period ending as of the close of business on the Closing Date.

(c)    Post-Closing Actions. Without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned, or delayed, except as required to cause the Group Companies’ Tax Returns to be consistent with applicable Law as determined pursuant to a more likely than not standard, Buyer shall not, with respect to the Group Companies: (i) amend, refile or otherwise modify any Tax Return relating in whole or in part to a Pre-Closing Period, (ii) extend or waive any statute of limitations or other period for the assessment of any Tax that relates to a Pre-Closing Period, (iii) apply to any Governmental Entity for any binding or non-binding opinion, ruling, or other determination, or voluntarily initiate any discussion or make any voluntary disclosure with any Governmental Entity, with respect to the Group Companies for any Pre-Closing Period, (iv) report any Tax deduction related to the Transaction Expenses, Indebtedness or any compensatory amounts or transaction expenses that are paid or accrued on or before the Closing Date on any Tax Return of the Group Companies, Buyer or their respective Affiliates for any taxable period or portion of a Straddle Period beginning after the Closing Date, (v) change any Tax election of the Group Companies for a Pre-Closing Period, or (vi) file any Tax Return for any Pre-Closing Period for any of the Group Companies in a jurisdiction where such Group Company has not previously filed Tax Returns, in each case, solely to the extent the foregoing action will result in indemnification of a Buyer Indemnified Party for Indemnifiable Damages payable out of the Indemnity Escrow Fund pursuant to Article IX.

(d)    Cooperation. Seller and Buyer shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns pursuant to this Section 6.3 and any Tax proceeding. Such cooperation shall include signing any Tax Returns, amended Tax Returns, claims or other documents necessary to settle any Tax proceeding, execution of powers of attorney, the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax proceeding or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereby.

(e)    Transfer Taxes. Any sales, use, real estate transfer, stock transfer, stamp, value added or similar transfer Tax (“Transfer Taxes”) payable in connection with the transactions contemplated by this Agreement shall be borne one-half by Seller and one-half by Buyer. Buyer shall duly and timely prepare and file any Tax Return relating to such Taxes. Buyer shall give Seller a copy of each such Tax Return within five (5) days after filing such Tax Return. Buyer shall timely pay all Taxes due as reflected on such Tax Returns; provided, that, Buyer shall be entitled to be reimbursed from the Indemnity Escrow Fund for one-half of any such Transfer Taxes paid by Buyer to the extent such Taxes have not been taken into account in the calculation of Net Working Capital or Transaction Expenses.

(f)    Tax Refunds. Except to the extent included as an asset in the calculation of Net Working Capital or attributable to the carryback of any loss from a taxable period commencing after the Closing Date, any cash refund of Taxes of the Group Companies for any Pre-Closing Period received by Buyer prior to the Indemnity Escrow Release Date that individually is in excess of $100,000 (such amounts of refunds of Taxes referred to herein as “Refunds”) shall be for the account of Seller, but only if, and to the extent, such Taxes were (i) actually paid by Seller prior to the Closing, (ii) paid out of the Indemnity Escrow Amount, or (iii) included in the calculation of Indebtedness, Net Working Capital or Transaction Expenses. Buyer shall promptly pay or cause to be paid to Seller any such Refund (less any Taxes or other reasonable costs or expenses incurred by Buyer in connection with the receipt of the Refund) promptly after the applicable Refund is received.

Section 6.4.    Section 338(h)(10) Election.

(a)    Seller shall join Buyer in making the election provided by Section 338(h)(10) of the Code and Section 1.338(h)(10)-1 of the Treasury Regulations, and any comparable election under state, local or foreign Tax law (the “Section 338(h)(10) Election”). The Parties shall cooperate fully in making the Section 338(h)(10) Election, including the filing of all required IRS forms and related forms under state, local or foreign Tax law. Seller shall, on or prior to the Closing Date, prepare, execute and deliver to Buyer an IRS Form 8023 and any related forms under state, local or foreign Tax law (the “Section 338(h)(10) Forms”). Seller shall deliver drafts of the Section 338(h)(10) Forms to Buyer for its review and approval at least five (5) Business Days prior to Closing. Buyer shall execute such IRS Form 8023 and any related forms under state, local or foreign Tax Law and shall timely file all such forms with the applicable Taxing Authority.

(b)    Within thirty (30) Business Days after the Final NWC Adjustment is determined in accordance with Section 2.6, but no later than sixty (60) Business Days before the due date for filing IRS Form 8883, Buyer shall provide Seller with a completed schedule allocating the Aggregate Consideration among the assets of the Company prepared in accordance with the methodology reflected on Section 6.4(b) of the Disclosure Schedule (the “Allocation Methodology”) and Sections 338 and 1060 of the Code and the Treasury Regulations thereunder (the “Section 338(h)(10) Allocation Schedule”), for Seller’s review and comment. Buyer shall consider in good faith Seller’s reasonable comments on the Section 338(h)(10) Allocation Schedule provided within thirty (30) Business Days of receipt of the Section 338(h)(10) Allocation Schedule, after which the Section 338(h)(10) Allocation Schedule will be conclusive and binding upon the Parties.

(c)    Buyer shall, no later than ten (10) Business Days following the finalization of the Section 338(h)(10) Allocation Schedule pursuant to Section 6.4(b), prepare IRS Form 8883, with all attachments, consistent with the Section 338(h)(10) Allocation Schedule, and shall deliver the IRS Form 8883 to Seller.

(d)    The Parties shall (i) file all Tax Returns (including IRS Forms 8023 and 8883) in a manner that is consistent with the Allocation Methodology and the Section 338(h)(10) Allocation Schedule; (ii) not take a position on any Tax Return, before any Tax authority or in any judicial proceeding that is in any way inconsistent with the Allocation Methodology or the Section 338(h)(10) Allocation Schedule; (iii) cooperate with each other as reasonably requested in connection with the preparation, execution and filing of all Tax Returns related to the Allocation Methodology and the Section 338(h)(10) Allocation Schedule; and (iv) promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Allocation Methodology or the Section 338(h)(10) Allocation Schedule. If the Aggregate Consideration is adjusted in any manner as provided in this Agreement, the Section 338(h)(10) Allocation Schedule shall be adjusted as mutually agreed by the parties to reflect such adjustments in accordance with the Allocation Methodology.

Section 6.5.    Consents and Approvals; Antitrust Laws.

(a)    Except as otherwise provided in this Agreement, prior to the Closing, each party hereto will use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to, consummate the transactions contemplated by this Agreement, including obtaining any (i) Required Approvals and (ii) consents required in connection with the consummation of the transactions contemplated hereby listed on Section 6.5(a) of the Disclosure Schedule; provided, that neither Seller nor any Group Company shall be obligated to pay any amounts to third parties (other than fees and expenses of counsel or other advisors to Seller or the Group Companies) in connection with obtaining any consents related to Contracts of the Group Companies.

(b)    As soon as practicable following the execution of this Agreement (but, in any event, within ten (10) days following the date hereof), each of Buyer and the Company shall (i) take all actions necessary to make any filings required of it or any of its Affiliates under and in compliance with any applicable Antitrust Laws in connection with this Agreement and the transactions contemplated hereby, and (ii) thereafter shall use reasonable best efforts to cooperate with one another in connection with any filing under applicable Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement initiated by any Antitrust Authority. Buyer and the Company shall each pay one-half of all filing fees required under the HSR Act.

(c)    Each of Buyer and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any applicable Antitrust Law. Without limiting the generality of the foregoing, in the context of this Section 6.5(c), “reasonable best efforts” shall include, in the case of Buyer and the Company, if either receives a formal request for additional information or documentary material from a Governmental Entity, substantially complying with such formal request within ninety (90) days following the date of its receipt thereof. Notwithstanding anything to the contrary contained herein, it is expressly understood and agreed that (i) Buyer shall not have any obligation to litigate or contest any Legal Proceeding challenging any of the transactions contemplated hereby as violative of any Antitrust Law and (ii) Buyer shall be under no obligation to proffer, make proposals, negotiate, execute, carry out or submit to agreements or Orders providing for (A) the sale, transfer, license, divestiture, encumbrance or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets, categories of assets, operations or categories of operations of Buyer or any of its Affiliates or of the Company, (B) the discontinuation of any product or service of Buyer or any of its Affiliates or of the Company, (C) the licensing or provision of any technology, software or other Intellectual Property of Buyer or any of its Affiliates or of the Company to any Person, (D) the imposition of any limitation or regulation on the ability of Buyer or any of its Affiliates to freely conduct their business or own their respective assets, (E) the holding separate of the Shares or any limitation or regulation on the ability of Buyer or any of its Affiliates to exercise full rights of ownership of the Shares or (F) any actions that are not conditioned on the consummation of the Closing (any one or more of the foregoing, an “Antitrust Restraint”).

(d)    Each of Buyer and the Company shall promptly inform the other of any material communication between such party and any Governmental Entity regarding any of the transactions contemplated hereby. Subject to Applicable Law relating to the exchange of information, Buyer shall have the right (i) to direct all matters with any Governmental Entity relating to the Transactions and (ii) to review in advance, and direct the revision of, any filing, application, notification or other document to be submitted by the Company to any Governmental Entity under any Antitrust Law; provided that Buyer shall consult with the Company and consider in good faith the views of the Company in any such filing, application, notification or other document. If Buyer or any Affiliate of Buyer receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the transactions contemplated hereby, then Buyer shall make or cause to be made, as soon as reasonably practicable, a response in compliance with such request. If the Company or any Affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the transactions contemplated hereby, then the Company shall make or cause to be made, a response in compliance with such request. Neither party shall, without the prior written consent of the other party, permit any of the party’s representatives to participate in any meeting with any Governmental Entity relating to the transactions contemplated hereby unless the party participating in such meeting consults with the other party in advance and, to the extent permitted by such Governmental Entity, grants the other party the opportunity to attend and lead the discussions at such meeting. The Company will not proffer, make proposals, negotiate, execute, carry out or submit to any agreements or Orders providing for any actions that would constitute an Antitrust Restraint; provided that the Company shall, if directed by Buyer, agree to any such action that is conditioned on the consummation of the Closing.

Section 6.6.    Public Announcements. The press release announcing the consummation of the transaction contemplated by this Agreement shall be issued in a form prepared by Buyer, subject to the reasonable consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Prior to the Closing, neither the Company nor Seller may, whether directly or indirectly, issue any press release or make any other announcement disclosing the existence of this Agreement or the matters contemplated hereby without the prior written consent of Buyer, except where such a press release or other announcement is required by Law, as reasonably determined by outside counsel to the party seeking to make such announcement, in which event, such party shall give notice to Buyer of such determination prior to such release or announcement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Buyer may make such public communications regarding this Agreement or the transactions contemplated hereby as Buyer may determine is reasonably appropriate, but any such communications shall be subject to the reasonable consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.7.    No Solicitation. The Company and Seller shall, and shall cause their Representatives and Affiliates to, cease and terminate any existing activities, discussions or negotiations with any parties (other than Buyer) conducted heretofore with respect to any action that would constitute an Acquisition Proposal. From the date hereof through the earlier to occur of the Closing or the termination of this Agreement pursuant to Article VIII, neither Seller nor the Company shall, directly or indirectly (through an Affiliate or Representative or otherwise), solicit, initiate or conduct any discussions or negotiations with, or provide any information to or otherwise cooperate in any other way with, or facilitate or encourage any effort to attempt to, or enter into any agreement or understanding with, any Person or group of Persons (other than Buyer and its Affiliates) regarding any Acquisition Proposal. The Company and Seller agree not to waive any rights under, and not modify or amend, any confidentiality, non-disclosure or other similar agreements with any Person (other than Buyer and its Affiliates) that has received confidential information of the Group Companies in connection with any Acquisition Proposal. The Company shall immediately (but in any event, within 24 hours) notify Buyer orally and in writing after receipt by the Company (or, to the Knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Buyer and its Representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Persons making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Buyer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Buyer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if in writing, or a reasonable written summary thereof, if not in writing.

Section 6.8.    Employees; Employee Benefits.

(a)    If and to the extent that Buyer maintains benefit plans that will cover Business Employees after the Closing, Buyer shall use its commercially reasonable efforts to give each Business Employee full credit for purposes of eligibility, vesting, and determination of benefits (including, for purposes of vacation and severance, but excluding U.S. and non-U.S. equity compensation plans, U.S.

and non-U.S. incentive compensation plans, executive compensation plans, executive compensation arrangements, other pension plans (whether or not tax-qualified) and its non-U.S. benefit program) under any benefit plans maintained by Buyer or its Affiliates for such Business Employees’ service with the Group Companies to the same extent recognized by the Group Companies immediately prior to the Closing, in each case, to the extent permitted by or applicable to the terms of such plans; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

(b)    The provisions contained in this Section 6.8 are included for the sole benefit of the parties hereto and nothing in this Section 6.8, whether express or implied, shall (i) create any third-party beneficiary or other rights in any other Person, including any current or former employees, any participant in any Benefit Plan, or any dependent or beneficiary thereof, (ii) be construed as an amendment, waiver or creation of or limitation on the ability to terminate any Benefit Plans or benefit plans or agreements of Buyer, (iii) duplicate any benefit provided to any Continuing Employee or operate to fund any such benefit; (iv) require Buyer or its subsidiaries or Affiliates to pay for any benefits that relate to any time period prior to the Business Employees’ participation in these plans or (iii) limit the ability of Buyer or any Group Company to terminate the employment of any Business Employee at any time.

Section 6.9.    Additional Efforts. Following the Closing, as and when requested by any party hereto and at such requesting party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further actions as the requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

Section 6.10.    Indemnification of Directors and Officers.

(a)    For a period of not less than six years after the Closing Date, the Group Companies shall, and Buyer shall cause the Group Companies to, maintain on terms no less favorable than the current terms, and to honor in accordance with such terms, the provisions of the Governing Documents of the Group Companies as in effect on the date hereof with respect to exculpation and indemnification of present and former directors, managers, and officers of any Group Company (including provisions relating to contributions, advancement of expenses and the like), it being the intent of the parties hereto that such present and former directors, managers, officers, employees and agents will continue to be entitled to such exculpation, indemnification, and advancement of expense to the fullest extent of the Law following the Closing Date.

(b)    Buyer shall cause the Group Companies to (i) for a period of six (6) years after the Closing Date, maintain in effect the current policies of directors’, officers’ and fiduciaries’ liability insurance maintained by the Group Companies immediately prior to the Closing Date (the “Existing D&O Policy”), if available, or (ii) obtain as of the Closing Date “tail” insurance policies (the “D&O Tail”) covering those persons who, as of immediately prior to the Closing, are covered by the Existing D&O Policy, with a claims period of six (6) years from the Closing Date and on terms no less favorable than those of the Existing D&O Policy; provided, however, that in no event will Buyer (or, following the Closing Date, any of the Group Companies) be required to pay in excess of 200% of the annual premium most recently paid by the Group Companies for such coverage; provided further, that, notwithstanding the foregoing, in the event such coverage is not available (or is only available for an amount in excess of 200% of the annual premium most recently paid by the Group Companies for such coverage), Buyer shall nevertheless use its commercially reasonable efforts to provide such coverage as may be obtained for such 200% amount. The negotiation and purchase of the D&O Tail shall be controlled by Buyer in good faith consultation with the Company, and will be placed with a broker mutually agreed upon by Buyer and the Company. The parties expressly acknowledge and agree that one-half of the premium of the D&O Tail shall be treated as a Transaction Expense for all purposes hereunder.

Section 6.11.    Termination of Qualified Plans & Specified Plans. The Company shall, on or before the Closing Date, amend the ESOP (the “ESOP Amendment”), each other Qualified Plan, if any, and the Supplemental Executive Retirement Plan Amended and Restated Effective July 1, 2015 and Amendment to the Supplemental Executive Retirement Plan Effective July 1, 2015 (the “SERP”) each contingent upon the completion of the Closing and effective as of the Closing Date, to (a) permanently discontinue contributions to and terminate the ESOP, the SERP and any other Qualified Plan, if any, and (b) convert the ESOP into a profit-sharing plan. The ESOP Amendment, in the form attached hereto as Schedule 6.11, shall provide that, as soon as administratively feasible following the Closing Date, the ESOP Trustee shall distribute up to 75% of the value of each ESOP participant’s account balance in a single cash lump sum (with or without participant consent), including accounts already in pay status (such value to be determined without regard to the possible adjustment in the value of amounts that are subject to the Escrow Agreement). At least ten (10) Business Days prior to the Closing Date, the Company shall provide to Buyer a draft notice to the participants of the ESOP describing the transactions contemplated by this Agreement and stating that the pre-Closing Board of Directors of the Company will permanently discontinue contributions to and terminate the ESOP. The Company shall provide Buyer with a reasonable opportunity to review and comment upon such notice and any other communications to the participants in the ESOP regarding the transactions contemplated by this Agreement. As soon as reasonably practicable following the Closing Date, the Company shall submit an application in a form reasonably acceptable to Buyer to the IRS requesting a favorable determination with respect to the amendment and termination of the ESOP. As soon as reasonably practicable following the receipt of such determination letter and the final distribution of the funds held pursuant to the Escrow Agreement, the ESOP Trustee shall distribute all remaining ESOP account balances. Furthermore, such amendment to the ESOP shall provide that (A) the ESOP Trustee is permitted to adopt such rules as it deems necessary or advisable with respect to any ESOP participant’s rights to proceeds in the Adjustment Escrow Fund pending release of any such amounts to Seller, and (B) the ESOP shall remain in existence (albeit frozen) until such proceeds, if any, are released to Seller and become available for distribution. The Committee shall keep Buyer reasonably informed on the status of the ESOP termination as contemplated by this Section 6.11. The amendments to such other Qualified Plans, if any, and the SERP shall provide that, as soon as administratively feasible following the Closing Date, but subject to any applicable regulatory requirements and receipt of a final determination letter from the Internal Revenue Service, the applicable fiduciary will direct the trustee of such Qualified Plan, if any, to distribute each participant’s vested account balance in a single lump sum (with or without participant consent), including accounts already in pay status.

Section 6.12.    Post-Closing Administration of ESOP.

(a)    Seller agrees to assume and pay all costs and expenses incurred with respect to the ESOP following the Closing Date that constitute administrative expenses under ERISA, with any other such costs and expenses to be paid from the Indemnity Escrow Fund in accordance with the Escrow Agreement.

(b)    The ESOP Administration Committee (the “Committee”), as defined in the ESOP, with Agnes Semington, Cindy Vetsch and David Potente as its members will be authorized to act as the administrator of the ESOP. Unless otherwise required to fulfill its fiduciary duties under ERISA or otherwise by ERISA, Buyer shall not cause the Company to remove or replace such Committee members following the Closing; provided that the Company may replace any member following such individual’s death, disability, termination of employment or service with the Company and its ERISA Affiliates or resignation as a member of the Committee. The ESOP plan document and ESOP Trust Agreement shall be amended to provide that until the release of all Adjustment Escrow Amounts pursuant to the terms of this Agreement and the Escrow Agreement only the Committee may remove the ESOP Trustee at any time following the Closing Date; provided, however, that in all other respects the Company shall remain authorized to manage and control the ESOP, including, without limitation, amending the ESOP plan document and ESOP Trust Agreement in any way that it determines to be necessary and appropriate (other than in a manner inconsistent with the terms of this Agreement), including amendments made at the request of the IRS in connection with its issuance of a final determination letter for the ESOP. Any trustee appointed by the Committee shall be an independent corporate trustee, subject to ERISA fiduciary duties.

Section 6.13.    Termination of Options and Phantom Shares. Prior to the Closing, and subject to the prior review and approval of Buyer, Seller and the Company shall terminate the Plan and any Options or Phantom Shares issued thereunder (other than with respect to the Phantom Shares granted in September 2017) effective as of the Closing, including by delivering all required notices, obtaining all necessary approvals and consents, and delivering evidence reasonably satisfactory to Buyer that all necessary determinations by the board of directors of the Company or applicable committee thereof to terminate the Plan and all Options and Phantom Shares (other than with respect to the Phantom Shares granted in September 2017) have been made.

Section 6.14.    Debt Financing.

(a)    Buyer shall use its reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing at or prior to the Closing, including using its reasonable best efforts to: (i) maintain in effect the Commitment Letter in accordance with the terms and subject to the conditions thereof, (ii) comply with its obligations under the Commitment Letter, (iii) negotiate and enter into definitive agreements with respect thereto on substantially the terms and conditions contained in the Commitment Letter as promptly as practicable after the date hereof, but in no event later than the Closing, or on such other terms and conditions no less favorable in the aggregate to Buyer than the terms and conditions contained in the Commitment Letter (provided that such other terms could not reasonably be expected to delay or hinder the Closing), (iv) satisfy on a timely basis all conditions applicable to Buyer in the Commitment Letter (or definitive agreements entered into with respect to the Commitment Letter), and (v) in the event that all conditions in the Commitment Letter have been satisfied, cause the Financing Sources to fund the Debt Financing at the Closing.

(b)    Subject to the terms and conditions of this Agreement, Buyer will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Commitment Letter without the consent of the Company if such amendment, modification or waiver would (i) reduce the aggregate amount of the Debt Financing to be funded on the Closing Date (unless Buyer has a sufficient amount of available cash on hand from other sources to pay the amounts required to be paid by Buyer pursuant to Article II at Closing, and to pay all related fees and expenses), (ii) impose new or additional conditions to, or expand any of the conditions to, the receipt of the Debt Financing in a manner that would reasonably be expected to delay, impede or prevent the timely funding of the Debt Financing, or the satisfaction of the conditions to obtaining the Debt Financing on the Closing Date, or (iii) adversely impact the ability of Buyer to enforce its rights against the Financing Sources, provided, that for the avoidance of doubt, Buyer may amend, amend and restate or replace the existing Commitment Letter to (A) add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letter as of the date hereof and (B) modify pricing and implement or exercise any “flex” provisions contained in the Commitment Letter or any related fee letter. Buyer shall (i) furnish the Company complete, correct and executed copies of any amendments, restatements, supplements, amendment and restatements, modifications or replacements to the Commitment Letter and (ii) give the

Company prompt notice of any breach by any party of the Commitment Letter of which Buyer becomes aware or any termination thereof; provided that in no event shall Buyer be under any obligation to disclose any information pursuant to clauses (i) or (ii) that would waive the protection of attorney-client or similar privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

(c)    In the event that any portion of the Debt Financing becomes unavailable (other than by reason of a breach of this Agreement by the Company or any Affiliate of the Company) on the terms and conditions contemplated by the Commitment Letter (including any applicable flex provisions in any related fee letter) and such portion is required to consummate the transactions contemplated by this Agreement, (i) Buyer shall promptly notify the Company and (ii) Buyer shall use its reasonable best efforts to arrange and obtain any such portion from alternative sources on terms, conditions and costs, taken as whole, that are no more adverse to Buyer (including after giving effect to the flex provisions) than those contained in the Commitment Letter as promptly as practicable following the occurrence of such event. Notwithstanding the provisions of this Section 6.14, in the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Commitment Letter (including the flex provisions) and such portion is required to consummate the transactions contemplated by this Agreement, the Commitment Letter may be amended, restated, supplemented or otherwise modified or superseded at the option of Buyer after the date of this Agreement but prior to the Effective Time by instruments that either amend, amend and restate, or replace the existing Commitment Letter or contemplate co-investment by or financing from one or more other or additional parties; provided that the terms of the such new or amended commitment letters shall not (i) reduce the aggregate amount of the Debt Financing to be funded on the Closing Date (unless Buyer has a sufficient amount of available cash on hand from other sources to pay the amounts required to be paid by Buyer pursuant to Article II at Closing, and to pay all related fees and expenses), (ii) impose new or additional conditions to receipt of the Debt Financing, or otherwise expand any of the conditions to the receipt of the Debt Financing, in each case, in a manner that could reasonably be expected to delay, impede or prevent the timely funding of the Debt Financing on the Closing Date, or the satisfaction of the conditions to obtaining the Debt Financing, or (iii) adversely impact the ability of Buyer to enforce its rights against the Financing Sources. Buyer shall deliver to the Company true and correct copies of all new or amended commitment letters (including redacted fee and engagement letters in respect of any new or amended commitment letters). In the event that the Commitment Letter is amended, restated, amended and restated, supplemented, modified, or replaced, the term “Commitment Letter” as used herein shall be deemed to include the new or amended commitment letters described in this Section 6.14 to the extent then in effect and the term “Debt Financing” as used herein shall be deemed to include the financing contemplated by any such new or amended commitment letters.

Section 6.15.    Financing Cooperation.

(a)    Prior to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, and shall use reasonable best efforts to cause its Representatives to, provide Buyer with all cooperation reasonably requested by Buyer to assist it in causing the conditions in the Commitment Letter to be satisfied or as is otherwise reasonably requested by Buyer in connection with the Debt Financing. Without limiting the generality of the foregoing and subject to the limitations set forth in Section 6.15(b), the Company shall, and shall cause each of the Company Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to:

(i)    furnish Buyer and the Financing Sources with the Required Information and all other financial and other pertinent information and disclosures regarding the Company and the Company Subsidiaries as may be reasonably requested by Buyer or the Financing Sources for use in connection with the Debt Financing, in each case, prior to February 1, 2018;

(ii)    participate at reasonable times in a reasonable number of meetings, presentations, drafting sessions and due diligence sessions (including sessions with prospective lenders and rating agencies) and otherwise cooperating with the marketing efforts for the Debt Financing;

(iii)    assist with the preparation of customary rating agency presentations, confidential information memoranda and other similar documents in connection with the Debt Financing (including requesting customary consents of accountants for use of their reports in any materials relating to the Debt Financing and the delivery of one or more customary representation letters and/or customary authorization letters authorizing the distribution of information to prospective lenders or investors and containing customary representations and warranties to the Financing Sources under the Commitment Letters, including with respect to the presence or absence of material non-public information and the accuracy of the written information contained in the disclosure and marketing materials related to the Debt Financing);

(iv)    provide reasonable cooperation with the pledging of collateral in connection with the Debt Financing as may be reasonably requested by Buyer or the Financing Sources;

(v)    assist Buyer in connection with the preparation and registration of any pledge and security documents and other definitive financing documents as may be reasonably request by Buyer or the Financing Sources and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(vi)    take such actions as are reasonably necessary to permit the Financing Sources to evaluate the Company’s and the Company Subsidiaries’ inventory, current assets, cash management and accounting systems, and policies and procedures relating thereto for the purpose of establishing collateral arrangements required to be established as of the Closing under the Commitment Letter;

(vii)    if requested by Buyer or a Financing Source at least ten days prior to the Closing Date, provide Buyer and the Financing Sources at least three Business Days prior to the Closing Date, with all documentation and other information with respect to the Company and the Company Subsidiaries which Buyer or the Financing Source have reasonably requested in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act;

(viii)    provide reasonable assistance in obtaining any consents of third parties necessary in connection with the Debt Financing;

(ix)    delivering notices of prepayment within the time periods required by the relevant agreements governing any Company Indebtedness described on Section 7.1(c) of the Disclosure Schedule and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all Company Indebtedness described on Section 7.1(c) of the Disclosure Schedule or other Indebtedness required by the Commitment Letter to be terminated;

(x)    provide Buyer with such information to assist in the preparation of the pro forma financial statements identified in clause (vii) of Exhibit B of the Commitment Letter and other pro forma financial information and pro forma financial statements to the extent required by the Financing Sources, it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of the Debt Financing, together with assumed interest rates and fees and expenses relating to the incurrence of the Debt Financing or (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing;

(xi)    cooperate in the replacement or backstop of any outstanding letters of credit issued for the account of the Company or any of the Company Subsidiaries

(xii)    promptly after gaining knowledge thereof, supplementing the written information concerning the Company and the Company Subsidiaries furnished pursuant to this Section 6.14 to the extent that any such information contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made; and

(xiii)    take all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Buyer to (1) permit the consummation of the Debt Financing, and (2) facilitate the execution and delivery of definitive documents related to the Debt Financing on terms specified by the Commitment Letter to the extent required to be delivered as of Closing.

(b)    Notwithstanding the provisions of this Section 6.15 or any other provision of this Agreement, nothing in this Agreement will require the Company or any of the Company Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement from Buyer, (ii) enter into any definitive agreement (other than, for the avoidance of doubt, the customary representation letters described in Section 6.15(a)(iii)) that is effective prior to the Effective Time, (iii) give any indemnities that are effective prior to the Effective Time, (iv) take any action that would unreasonably interfere with the ongoing operations of the Company or the Company Subsidiaries or result in material damage to, or the destruction of, any material property or assets of the Company or any of the Company Subsidiaries or (v) provide any information or take any action that will conflict with or violate its organizational documents or any applicable Law or would result in a material violation or breach of, or default under, any material contract to which the Company or any of its Subsidiaries is a party. In addition, no action, liability or obligation of the Company, any of the Company Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time. Nothing in this Agreement will require any officer or Representative of the Company or any of the Company Subsidiaries to deliver any certificate or opinion or take any other action pursuant to this Section 6.14 or any other provision of this Agreement that would reasonably be expected to result in personal liability to such officer or Representative.

(c)    All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Buyer will be permitted to disclose such information (i) as is legally required to be disclosed in any offering documents related to the Debt Financing or (ii) to any Financing Sources or prospective financing sources, rating agencies and other financial institutions and investors that are or may become parties to such financing and to any agents, arrangers or bookrunners in connection with such financing (and, in each case, to their respective counsel and auditors) so long as such persons (a) agree to be bound by the Confidentiality Agreement as if parties thereto and (b) are subject to other confidentiality undertakings customary for financings of the same type as the Debt Financing.

(d)    Buyer agrees to (i) indemnify, defend and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any loss, damages, claim, cost, liability, obligation or expense suffered or incurred in connection with the Debt Financing, any arrangement thereof and any information provided in connection therewith except (A) historical information relating thereto or other information furnished in writing by or on behalf of the Company and the Company Subsidiaries for use therein or in connection therewith and (B) to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company, the Company Subsidiaries or their respective Representatives and (ii) promptly, upon request of the Company, reimburse the Company and the Company Subsidiaries for all reasonable and documented out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with this Section 6.15.

(e)    The Company hereby consents to the use of all logos of the Company and the Company Subsidiaries in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries and (ii) are used solely in connection with a description of the Company, its business and products or the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1.    Conditions to the Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction, or waiver by Buyer, of the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties of the Company and Seller contained in this Agreement shall be true and correct in all respects (in the case of representations and warranties qualified by materiality, Material Adverse Effect or similar qualifications contained therein) or in all material respects (in the case of representations and warranties not qualified by materiality, Material Adverse Effect or similar qualifications contained therein) in each case, when made and at and as of the Closing Date (except that any such representation or warranty expressly made as of a specified date shall only need to have been true in all respects on and as of such date); provided, that, any inaccuracy in any such representation or warranty resulting from any actions or inactions by the Group Companies after the date hereof and taken or not taken in compliance with Section 6.1 shall not be deemed to be an inaccuracy or breach in such representation or warranty for purposes of this Section 7.1(a).

(b)    Compliance with Agreements and Covenants. Seller and the Company shall have performed and complied in all material respects with all of their respective covenants, obligations and agreements contained in this Agreement to be performed and complied with by them on or prior to the Closing Date other than Section 2.5(c), with which Seller and the Company shall have complied in all respects.

(c)    No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Group Companies (taken as a whole).

(d)    Payoff Letters. No later than three (3) Business Days prior to the Closing Date, Buyer shall have received from the Company payoff letters (“Payoff Letters”) from each holder of Closing Indebtedness described on Section 7.1(c) of the Disclosure Schedule, which sets forth (i) the amounts required to repay in full all Closing Indebtedness owed to such holder on the Closing Date, (ii) the wire transfer instructions for the repayment of such Closing Indebtedness to such holder, and (iii) a release, effective at the Closing, of all Liens granted by the Group Companies to such holder or otherwise arising with respect to such Closing Indebtedness, effective upon repayment of such Closing Indebtedness;

(e)    Required Approvals. Buyer shall have received from Seller evidence that each of the Required Approvals has been obtained.

(f)    Seller Deliverables. Buyer shall have received the deliverables required to be delivered by Seller and the Company, as applicable, at the Closing pursuant to Section 2.5(c).

(g)    Antitrust Laws. Any waiting period (including any extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act and any other Antitrust Laws applicable to the Group Companies or Buyer shall have expired or been terminated.

(h)    Legal Proceeding. No Legal Proceeding by any Governmental Entity shall have been instituted that seeks to enjoin, restrain or prohibit the consummation of the transactions contemplated by this Agreement.

(i)    Fairness Opinion. The ESOP Trustee shall have received an opinion from Duff & Phelps, LLC, Seller’s independent financial advisor, dated as of the Closing Date, concluding that: (i) the consideration that Seller shall receive for the Shares sold to Buyer pursuant to this Agreement is not less than fair market value as that term is defined under Section 3(18)(B) of ERISA, and (ii) the transactions contemplated by this Agreement, taken as a whole, are fair to the ESOP from a financial point of view.

(j)    Trustee Certificate. A certified statement, in a form reasonably acceptable to Buyer, shall have been delivered to Buyer by the ESOP Trustee setting forth the ESOP Trustee’s determination that: (i) the consideration that Seller shall receive for the Shares sold to Buyer pursuant to this Agreement is not less than “adequate consideration” as that term is defined under Section 3(18)(B) of ERISA, (ii) the transactions contemplated by this Agreement, taken as a whole, are fair to the ESOP from a financial point of view, (iii) the transactions contemplated by this Agreement are prudent and in the interest of the participants and beneficiaries of the ESOP, and (iv) neither the Seller’s entry into this Agreement nor the consummation of the transactions contemplated hereby will constitute a non-exempt “prohibited transaction” under ERISA or the Code or result in the imposition of any tax under Section 4975 of the Code.

(k)    ESOP Loan Receivable. The ESOP Trustee and the Company shall have negotiated the settlement of the ESOP Loan Receivable such that the receivable is, as of the Closing Date, cancelled or otherwise paid in full, and all Seller suspense account shares are, as of the Closing Date, either cancelled or allocated to ESOP participants (or some combination thereof) as agreed to by the ESOP Trustee and the Company.

(l)    Amendment to Bylaws. The Company shall, effective as of the Closing Date, amend its bylaws in order to permit ownership of the Shares by Buyer.

(m)    Termination of ESOP and SERP. The Company shall, effective as of the Closing Date, permanently discontinue contributions to and terminate the ESOP in accordance with the ESOP Amendment and permanently discontinue contributions to and terminate the SERP in accordance with Section 6.11.

(n)    Auditor’s Consent. Boulay PLLP shall have provided an informal consent (email being sufficient), as auditor to the Company, to the Buyer’s inclusion of the Company’s financial statements in the Buyer’s draft Form 8-K to be filed after the Closing; provided, that at least seven (7) days prior to the Closing Date, Buyer shall have provided a draft of such Form 8-K filing to the Company and Boulay PLLP for review.

Section 7.2.    Conditions to the Obligations of the Company and Seller. The obligations of each of the Company and Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction, or waiver by Seller, of the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties of Buyer contained in this Agreement shall be true in all material respects (determined for this purpose without giving effect to any materiality, material adverse effect or similar qualifications contained therein) in each case when made and at and as of the Closing Date (except that any such representation or warranty expressly made as of a specified date shall only need to have been true and correct in all respects on and as of such date).

(b)    Compliance with Agreements and Covenants. Buyer shall have performed or complied in all material respects with all of Buyer’s covenants, obligations and agreements contained in this Agreement to be performed or complied with by Buyer on or prior to the Closing Date, other than Section 2.5(a) and Section 2.5(b), with which Buyer shall have complied in all respects.

(c)    Buyer Deliverables. Seller shall have received the deliverables required to be delivered by Buyer at the Closing pursuant to Section 2.5(b).

(d)    Antitrust Laws. Any waiting period (including any extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act and any other Antitrust Laws applicable to the Group Companies or Buyer shall have expired or been terminated.

(e)    Legal Proceeding. No Legal Proceeding by any Governmental Entity shall have been instituted that seeks to enjoin, restrain or prohibit the consummation of the transactions contemplated by this Agreement.

(f)    Fairness Opinion. The ESOP Trustee shall have received an opinion from Duff & Phelps, LLC, Seller’s independent financial advisor, dated as of the Closing Date, concluding that: (i) the consideration that Seller shall receive for the Shares sold to Buyer pursuant to this Agreement is not less than fair market value as that term is defined under Section 3(18)(B) of ERISA, and (ii) the transactions contemplated by this Agreement, taken as a whole, are fair to the ESOP from a financial point of view.

(g)    Trustee Determination. The ESOP Trustee shall have determined that the consummation of the transactions contemplated by this Agreement do not violate its duties under ERISA and the Code and are not otherwise inconsistent with the requirements of ERISA or the Code.

(h)    ESOP Loan Receivable. The ESOP Trustee and the Company shall have negotiated the settlement of the ESOP Loan Receivable such that the receivable is, as of the Closing Date, cancelled or otherwise paid in full, and all Seller suspense account shares are, as of the Closing Date, either cancelled or allocated to ESOP participants (or some combination thereof) as agreed to by the ESOP Trustee and the Company.

(i)    Amendment to Bylaws. The Company shall, effective as of the Closing Date, amend its bylaws in order to permit ownership of the Shares by Buyer.

(j)    Termination of ESOP and SERP. The Company shall, effective as of the Closing Date, permanently discontinue contributions to and terminate the ESOP in accordance with the ESOP Amendment and permanently discontinue contributions to and terminate the SERP in accordance with Section 6.11.

ARTICLE VIII

TERMINATION

Section 8.1.    Termination. This Agreement may be terminated at any time on or prior to the Closing Date:

(a)    With the mutual written consent of Seller and Buyer;

(b)    By any of Buyer, the Company or Seller in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or (ii) any Governmental Entity shall have issued an Order restraining or enjoining the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable;

(c)    By any of Buyer, the Company or Seller, if the Closing shall not have taken place on or before April 30, 2018 (the “Outside Termination Date”); provided, that (i) the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party hereto whose failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Termination Date and (ii) if the waiting period under the HSR Act has not expired or been terminated by the Outside Termination Date but all other conditions the Closing set forth in Article VII shall have been satisfied or waived (other than those conditions to be satisfied by action taken at the Closing, provided, that such conditions are capable of being satisfied as of the Outside Termination Date), then any of Buyer, the Company or Seller may extend the Outside Termination Date for up to an additional ninety (90) days and, in the event of such an extension, all references in this Agreement to the Outside Termination Date shall mean the Outside Termination Date as extended;

(d)    By Buyer, (i) if there shall have been a breach of any (A) representation or warranty of Seller or the Company contained in this Agreement, and the breach of such representation or warranty would result in a failure of the condition set forth in Section 7.1(a) or (B) covenant of Seller or the Company hereunder that would result in a failure of the condition set forth in Section 7.1(b), and, in each case, such breach shall not have been remedied within thirty (30) days after receipt by Seller of a notice in writing from Buyer specifying the breach and requesting that it be remedied and (ii) if a Material Adverse Effect has occurred and is continuing as of the date of such termination;

(e)    By Seller, if there shall have been a breach of (i) any representation or warranty of Buyer hereunder, and the falsity, inaccuracy or incorrectness of such representation or warranty would result in a failure of the condition set forth in Section 7.2(a), or (ii) covenant of Buyer hereunder that would result in a failure of the condition set forth in Section 7.2(b), and, in each case, such breach shall not have been remedied within thirty (30) days after receipt by Buyer of notice in writing from Seller specifying the breach and requesting that it be remedied; or

(f)    By Buyer, if, within 24 hours following the execution of this Agreement, the ESOP Trustee has not received and delivered to Buyer, (a) an opinion from Duff & Phelps, LLC, Seller’s independent financial advisor, concluding that, as of the date of delivery of such opinion: (i) the consideration that Seller shall receive for the Shares sold to Buyer pursuant to this Agreement is not less than fair market value as that term is defined under Section 3(18)(B) of ERISA, and (ii) the transactions contemplated by this Agreement, taken as a whole, are fair to the ESOP from a financial point of view; provided, that, the delivery of such opinion shall not be deemed to have satisfied the conditions set forth in Section 7.1(i) or Section 7.2(f), and (b) a certificate signed by an authorized representative of the ESOP Trustee, certifying to Buyer that the ESOP Trustee has determined that, as of the date of delivery of such certificate: (i) the consideration that Seller shall receive for the Shares sold to Buyer pursuant to this Agreement is not less than “adequate consideration” as that term is defined under Section 3(18)(B) of ERISA, (ii) the transactions contemplated by this Agreement, taken as a whole, are fair to the ESOP from a financial point of view, (iii) the transactions contemplated by this Agreement are prudent and in the interest of the participants and beneficiaries of the ESOP, and (iv) neither the Seller’s entry into this Agreement nor the consummation of the transactions contemplated hereby will constitute a non-exempt “prohibited transaction” under ERISA or the Code or result in the imposition of any tax under Section 4975 of the Code; provided, that, the delivery of such certificate shall not be deemed to have satisfied the conditions set forth in Section 7.1(j) or Section 7.2(g).

In the event of any termination pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)), written notice setting forth the reasons therefor shall delivered promptly by the terminating party to the other party.

Section 8.2.    Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate and become void and of no effect with no liability on the part of any Party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives), other than liability for willful breaches of covenants, representations or warranties, or for actions constituting fraud; provided, however, that the obligations set forth in Section 6.6 (Public Announcements), Section 8.2 (Effect of Termination), Article IX and Article X shall survive the termination of this Agreement. The Confidentiality Agreement shall also survive any termination of this Agreement, pursuant to the terms thereof.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

Section 9.1.    Survival of Representations, Warranties, Covenants and Agreements.

(a)    The representations and warranties made by the Company, Seller and Buyer herein and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is twelve (12) months following the Closing Date; provided that regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, the Fundamental Representations will remain operative and in full force and effect until 60 days following the expiration of the applicable statute of limitations (as such statute of limitations pertains to the subject matter of such Fundamental Representation, or to the ability of an Indemnified Person to make a claim relating to a breach of such Fundamental Representation, as the case may be, whichever is later), for claims against an Indemnifying Person that seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with an inaccuracy in such representations or warranties; provided, further, that no right to indemnification pursuant to Section 9.3(a) in respect of any claim that is set forth in a Claim Certificate delivered to an Indemnifying Person on or prior to the expiration of such representations and warranties shall be affected by such expiration; provided, further, that such expiration shall not affect the rights of any Indemnified Person under this Article IX or otherwise to seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with any fraud.

(b)    Following the Closing, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations are to be performed on or after the Closing; provided that no right to indemnification pursuant to this Article IX in respect of any claim based upon any breach of a covenant, agreement or obligation delivered on or prior to the expiration of such covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.

(c)    Each of the respective survival periods described in Section 9.1(a) or Section 9.1(b), as applicable, is individually referred to in this Agreement as a “Survival Period. It is the express intent of the parties hereto that, if a Survival Period is shorter than the statute of limitations that would otherwise have been applicable to such representation, warranty or covenant, then, by contract, such statute of limitations shall be reduced to the shortened Survival Period. The parties hereto further acknowledge that such Survival Periods are the result of arms’-length negotiation among the parties and that they intend for such Survival Periods to be enforced as agreed by them.

Section 9.2.    Indemnity Escrow Fund.

(a)    At the Closing, Buyer shall deposit the Indemnity Escrow Amount with the Escrow Agent pursuant to Section 2.5(a) (the aggregate amount of cash held by the Escrow Agent pursuant to this Section 9.2, from time to time, the “Indemnity Escrow Fund”), which Indemnity Escrow Fund shall be held by the Escrow Agent pursuant to this Agreement and the Escrow Agreement. Subject to Section 9.5, the Indemnity Escrow Fund shall constitute partial security for the benefit of Buyer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of Seller under this Article IX. Subject to Section 9.2(b), the Escrow Agent shall hold the Indemnity Escrow Fund until 11:59 p.m. local time on the date (the “Indemnity Escrow Release Date”) that is twelve (12) months after the Closing Date. Neither the Indemnity Escrow Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Lien, sold, assigned or transferred by Seller or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of Seller, in each case prior to the distribution of the Indemnity Escrow Fund to Seller in accordance with Section 9.2(b).

(b)    Promptly following the Indemnity Escrow Release Date (but in no event later than two (2) Business Days thereafter), the Escrow Agent shall distribute to Seller any remaining amount in the Indemnity Escrow Fund less that portion of the Indemnity Escrow Fund equal to the aggregate value of all unsatisfied or disputed Indemnifiable Damages set forth in any Claim Certificate delivered to Seller on or prior to the Indemnity Escrow Release Date in accordance with this Article IX (which disputed amounts shall remain in escrow and shall only be released to Seller following the Indemnity Escrow Release Date upon final determination in Seller’s favor with respect to such disputed Indemnifiable Damages until such dispute is resolved). Any portion of the Indemnity Escrow Fund held by the Escrow Agent following the Indemnity Escrow Release Date with respect to pending but unresolved claims for indemnification that is not awarded to Buyer upon the resolution of such claims shall be distributed by the Escrow Agent to Seller within five (5) Business Days following resolution of such claims.

Section 9.3.    Indemnification of the Buyer Indemnified Persons.

(a)    Subject to the limitations contained in this Article IX, Seller shall indemnify and hold harmless Buyer, the Company and their respective officers, directors, agents and employees (each, a “Buyer Indemnified Person”) from and against, and shall compensate and reimburse each Buyer Indemnified Person for, any and all losses, Liabilities, damages, claims, fees, Taxes, interest, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of counsel, experts and other professionals, directly or indirectly, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with:

(i)    any inaccuracy in or breach of any representation or warranty made by the Company or Seller herein or in in any certificate delivered by the Company or Seller to Buyer pursuant to Section 2.5(c) of this Agreement;

(ii)    any breach of, or default in connection with, any of the covenants, agreements or obligations herein that are made by Seller or, solely with regard to any breach that occurs prior to the Closing, the Company;

(iii)    any matter set forth in Section 3.11 of the Disclosure Schedule as of the date hereof or the Closing Date;

(iv)    any fraud by or on behalf of Seller or, prior to the Closing, the Company;

(v)    all costs, fees and expenses of the ESOP Trustee and, whether arising prior to or following the Closing, any costs, fees, expenses and other Liabilities relating to the maintenance and administration of the ESOP and/or the resulting profit-sharing plan;

(vi)    any amounts payable to Buyer from the Indemnity Escrow Fund pursuant to Sections 6.3(a), (e) and (f);

(vii)    any Liabilities for claims, counterclaims, causes of action or demands arising out of or relating to Seller’s prior relationship with the Company or its rights or status as a shareholder of the Company (excluding any such Liabilities arising under this Agreement, the Transaction Documents, that certain Agency Agreement, dated June 28, 2017, between the Company and the ESOP Trustee, that certain Custody Agreement, dated June 28, 2017, between the Company and the ESOP Trustee, or the Lifetouch Inc. Employee Stock Ownership Trust Agreement, restated June 28, 2017, between the Company and the ESOP Trustee);

(viii)    the matter set forth on Schedule 9.3(a)(viii) to the extent such matter has not been settled by the Company prior to the Closing; and

(ix)    the matter set forth on Schedule 9.3(a)(ix).

(b)    Materiality qualifications and qualifications by reference to the defined term “Material Adverse Effect” in any representation or warranty herein made by any party hereto shall not be taken into account in determining whether an inaccuracy in such representation or warranty exists for purposes of Section 9.3(a)(i) or Section 9.4(a)(i) or in determining the amount of any Indemnifiable Damages with respect to such inaccuracy; provided, that this Section 9.3(b) shall not apply to materiality qualifications set forth in Section 3.9 and Section 3.16(a). Materiality qualifications and qualifications by reference to the defined term “Material Adverse Effect” in any covenant, agreement or obligation of any party herein shall be taken into account in determining whether a breach thereof has occurred, but shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to any breach of such covenant, agreement or obligation by any party hereto.

Section 9.4.    Indemnification of the Seller Indemnified Persons.

(a)    Subject to the limitations contained in this Article IX, Buyer shall indemnify and hold harmless Seller and its officers, directors, agents, trustees and employees (each, a “Seller Indemnified Person”) from and against, and shall compensate and reimburse each Seller Indemnified Person for, any and all Indemnifiable Damages arising out of, resulting from or in connection with:

(i)    any inaccuracy in or breach of any representation or warranty made by Buyer herein or in in any certificate delivered by Buyer to Seller pursuant to Section 2.5(b) of this Agreement;

(ii)    any breach of, or default in connection with, any of the covenants, agreements or obligations made by Buyer herein; and

(iii)    any fraud by or on behalf of Buyer or, after the Closing, the Company.

Section 9.5.    Limitations on Indemnification; Source of Recovery.

(a)    Deductible.

(i)    Seller shall not be obligated to indemnify, defend or hold harmless any Buyer Indemnified Person with respect to any Indemnifiable Damages from any claim or claims made by a Buyer Indemnified Person pursuant to Section 9.3(a), except to the extent that the aggregate Indemnifiable Damages from all such claims exceeds $4,125,000 (the “Deductible”), in which case the Buyer Indemnified Person shall be entitled to recover only such Indemnifiable Damages as exceed such amount. Notwithstanding anything contained herein to the contrary, the limitation contained in this Section 9.5(a)(i) shall not apply to claims based on inaccuracies in or breaches of any of the Company Fundamental Representations, or claims based on any matter set forth in Sections 9.3(a)(ii) through (ix).

(ii)    Buyer shall not be obligated to indemnify, defend or hold harmless any Seller Indemnified Person with respect to any Indemnifiable Damages from any claim or claims made by a Seller Indemnified Person pursuant to Section 9.4(a), except to the extent that the aggregate Indemnifiable Damages from all such claims exceeds the Deductible, in which case the Seller Indemnified Person shall be entitled to recover only such Indemnifiable Damages as exceed such amount. Notwithstanding anything contained herein to the contrary, the limitation contained in this Section 9.5(a)(ii) shall not apply to claims based on inaccuracies in or breaches of any of the Buyer Fundamental Representations, or claims based on any matter set forth in Section 9.4(a)(ii) or (iii).

(b)    Cap.

(i)    Subject to the limitations set forth in Section 9.5(d), in no event shall Seller’s liability for Indemnifiable Damages pursuant to Section 9.3(a) exceed, in the aggregate, the Indemnity Escrow Amount (the “Cap”), except as set forth in Section 9.5(c); provided, that Seller’s liability for Indemnifiable Damages pursuant to Section 9.3(a)(viii) shall not exceed, in the aggregate, the Special Indemnity Cap.

(ii)    In no event shall Buyer’s liability for Indemnifiable Damages pursuant to Section 9.4(a) exceed, in the aggregate, the Cap.

(c)    Fraud. Notwithstanding anything in this Agreement to the contrary, the limitations contained in Sections 9.4(a), (b) and (d) shall not apply in the case of fraud.

(d)    Source of Recovery. If there is determined to be any amount owing to a Buyer Indemnified Person as a result of indemnification pursuant to Section 9.3(a)(i), such amount shall first be paid and satisfied from an amount of the Indemnity Escrow Fund equal, in the aggregate, to the Deductible, in accordance with this Agreement and the Escrow Agreement and, following such time as the Retention Amount (as defined in the R&W Insurance Policy) has been met, then such Buyer Indemnified Person may recover such amount exclusively from the R&W Insurance Policy, regardless of any amount remaining in the Indemnity Escrow Fund. If there is determined to be any amount owing to a Buyer Indemnified Person as a result of indemnification pursuant to Sections 9.3(a)(ii) through (ix), such amount shall be paid and satisfied exclusively from the Indemnity Escrow Fund in accordance with this Agreement and the Escrow Agreement; provided, that Seller’s liability for Indemnifiable Damages pursuant to Section 9.3(a)(viii) shall not exceed, in the aggregate, an amount of the Indemnity Escrow Fund equal to the Special Indemnity Cap. For the avoidance of doubt, notwithstanding any other provision in this Agreement, including this Article IX, Buyer acknowledges, understands and agrees that, except as set forth in Section 9.5(c) and subject to the additional limitations set forth in this Section 9.5, (i) any and all amounts payable by Seller as a result of any claim by a Buyer Indemnified Person for indemnification pursuant to this Article IX shall be paid solely out of and to the extent of the Indemnity Escrow Fund pursuant to the Escrow Agreement, and (ii) for Indemnifiable Damages pursuant to Section 9.3(a)(i) in amounts in excess of an amount of the Indemnity Escrow Fund equal to the Deductible, the sole source of recovery of the Buyer Indemnified Persons for Indemnifiable Damages in this Agreement shall be the R&W Insurance Policy.

(e)    Seller shall not be liable under this Article IX for any Indemnifiable Damages to the extent such Indemnifiable Damages are reflected in the calculation of, or any adjustment to, Net Working Capital, Transaction Expenses, Closing Cash or Closing Indebtedness, and no Indemnified Person shall be entitled to recover more than once from an Indemnifying Person for matters based on the same inaccuracy or breach.

(f)    Buyer and Seller agree to treat (and cause their Affiliates to treat) any indemnification payment under this Agreement as an adjustment to the Aggregate Consideration. Neither Buyer nor Seller shall (nor shall they permit their Affiliates to) take any position on any Tax Return, or before any Governmental Entity involved in the administration of Tax Laws, that is inconsistent with such treatment. Any indemnification obligation under this Agreement shall be net of any insurance proceeds or any indemnity, contribution or other similar payment received by the Indemnified Person or its Affiliates from any third party with respect thereto, net of any reasonable expenses and costs of recovery. In the event that an insurance or other recovery (including recovery under the R&W Insurance Policy) is received by or made available to any Indemnified Person with respect to any indemnification obligation for which any such Person has been indemnified under this Agreement, then a refund equal to the aggregate amount of the recovery (net of any reasonable expenses and costs of recovery) shall be made promptly to the Indemnifying Person.

Section 9.6.    Period for Claims. Except as otherwise set forth in this Section 9.6, the period (the “Claims Period”) during which claims may be made against the Indemnity Escrow Fund for Indemnifiable Damages pursuant to Section 9.3(a) shall commence at the Closing and terminate at 11:59 p.m. local time on the Indemnity Escrow Release Date. Notwithstanding anything to the contrary contained herein, the Claims Period for claims for Indemnifiable Damages arising out of, resulting from or in connection with fraud, intentional misrepresentation or willful misconduct shall not be limited.

Section 9.7.    Claim Notice.

(a)    From time to time during the Claims Period, an Indemnified Person may deliver to an Indemnifying Person one or more certificates signed by any officer of the Indemnified Person (each, a “Claim Certificate”):

(i)    stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax authority may reasonably raise such matter in audit of Buyer or its subsidiaries, that could reasonably be expected to give rise to Indemnifiable Damages);

(ii)    stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Buyer in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii)    specifying in reasonable detail (based upon the information then possessed by Buyer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

(b)    Such Claim Certificate (i) need only specify such information to the knowledge of such officer of the Indemnified Person as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by the Indemnified Person by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. Notwithstanding the foregoing, no delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) Seller is materially prejudiced thereby.

Section 9.8.    Resolution of Direct Claims. In the event of a claim for indemnification under this Agreement other than a Third-Party Claim:

(a)    If an Indemnifying Person does not contest, by written notice to the Indemnified Party any claim or claims by the Indemnified Person made in any Claim Certificate within the thirty (30)-day period following receipt of the Claim Certificate, then (i) the Indemnifiable Damages identified in the Claim Certificate will be conclusively deemed a liability of the Indemnifying Person, (ii) in the case of claim by a Buyer Indemnified Person, the Escrow Agent shall, upon Buyer’s direction, distribute to Buyer an amount of cash from the Indemnity Escrow Fund having a total value equal to the amount of such Indemnifiable Damages set forth in such Claim Certificate, and (iii) in the case of a claim by a Seller Indemnified Person, Buyer shall pay, by wire transfer to an account designated by Seller, within two (2) Business Days after the expiration of such thirty (30)-day period, the amount of cash equal to such Indemnifiable Damages.

(b)    If the Indemnifying Person objects in writing to any claim or claims by an Indemnified Person made in any Claim Certificate within the thirty (30)-day period set forth in Section 9.8(a), Buyer and Seller shall attempt in good faith for thirty (30) days after the Indemnified Person’s receipt of such written objection to resolve such objection. In the case of claim by a Buyer Indemnified Person, if Buyer and Seller shall so agree, a joint written instruction setting forth such agreement shall be prepared, signed by both parties and delivered to the Escrow Agent. Upon receipt of such instruction, the Escrow Agent shall distribute to Buyer an amount of cash from the Indemnity Escrow Fund in accordance with the terms of such joint written instruction. In the case of a claim by a Seller Indemnified Person, Buyer shall pay, by wire transfer to an account designated by Seller, within two (2) Business Days of such resolution, the amount of cash equal to the amount so agreed.

(c)    If no such agreement can be reached during the thirty (30)-day period for good faith negotiation set forth in Section 9.8(b), but in any event upon the expiration of such thirty (30)-day period, either Buyer or Seller may bring an action in accordance with the terms of Section 10.5 to resolve the matter. The decision of such tribunal as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto, and, in the case of claim by a Buyer Indemnified Person, Buyer shall be entitled to instruct the Escrow Agent to distribute to Buyer an amount of cash from the Indemnity Escrow Fund in accordance therewith. In the case of a claim by a Seller Indemnified Person, Buyer shall pay, by wire transfer to an account designated by Seller, within two (2) Business Days of such decision, the amount of cash in accordance with such decision.

(d)    For purposes of this Section 9.8, in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, the Indemnified Person shall be deemed to be the prevailing party unless the arbitrator determines in favor of the Indemnifying Person with respect to more than one-half of the amount in dispute, in which case the Indemnifying Person shall be deemed to be the prevailing party. The non-prevailing party to a tribunal shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

Section 9.9.    Resolution of Third-Party Claims. In the event an Indemnified Person becomes aware of a claim by a third party (a “Third-Party Claim”) that the Indemnified Person in good faith believes may result in a claim for Indemnifiable Damages by or on behalf of such Indemnified Person, following delivery of a Claim Certificate to the Indemnifying Person, the Indemnified Person shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim (and the costs and expenses incurred by the Indemnified Person in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which the Indemnified Person shall be entitled to receive indemnification pursuant to a claim made hereunder, and such costs and expenses shall constitute Indemnifiable Damages subject to indemnification under Section 9.3 or Section 9.4, as applicable, in the event it is ultimately determined that any aspect of such Third-Party Claim resulted in Indemnifiable Damages in connection with a matter listed in Section 9.3 or Section 9.4, as applicable), and shall actively and diligently defend such Third Party Claim. The Indemnifying Person shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person, subject to execution by the Indemnifying Person of the Indemnified Person’s (and, if required, such third party’s) standard non-disclosure agreement to the extent that such materials contain confidential or propriety information. However, the Indemnified Person shall have the right in its sole discretion to determine and conduct the defense of any Third-Party Claim and the settlement, adjustment or compromise of such Third-Party Claim. Unless otherwise consented to in writing in advance by the Indemnified Person in its sole discretion, the Indemnifying Person and its Affiliates may not participate in any Third-Party Claim or any action related to such Third-Party Claim (including any discussions or negotiations in connection with the settlement, adjustment or compromise thereof). In the event that an Indemnifying Party has consented to the amount of any settlement or resolution by an Indemnified Party of any such claim (which consent shall not be unreasonably withheld or delayed), or if the Indemnifying Party shall have been determined to have unreasonably withheld or delayed its consent to the amount of any such settlement or resolution, the Indemnifying Party shall not have any power or authority to object under this Article IX to the amount of any claim by or on behalf of any Indemnified Person for indemnity with respect to such settlement or resolution. Notwithstanding the foregoing, no settlement or resolution by the Indemnified Person of any such Third-Party Claim shall be determinative of the existence of the right of an Indemnified Person to be indemnified in respect of such Third-Party Claim pursuant to this Article IX or the amount of Indemnifiable Damages relating to such matter.

Section 9.10.    Treatment of Indemnification Payments. Buyer and Seller agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article IX as adjustments to the Aggregate Consideration for all Tax purposes to the maximum extent permitted by Applicable Law.

Section 9.11.    Sole Remedy after Closing.    Each of Buyer and Seller acknowledge and agree that, if the Closing occurs, their respective sole and exclusive remedy following the Closing with respect to any breach of any representation, warranty, covenant or agreement by the other party hereto, and with respect to any and all claims relating to the subject matter of this Agreement (excluding (a) any claim relating to fraud, or (b) any Post-Closing Adjustment contemplated by Section 2.6), shall be pursuant to the provisions set forth in this Article IX; provided, however, that nothing contained herein shall prevent the Indemnified Person from (x) pursuing remedies as may be available to such party under applicable Law in the event of the Indemnifying Person’s failure to comply with its indemnification obligations hereunder or (y) pursuing an injunction or other equitable relief as may be available to such party under applicable Law or pursuant to Section 10.14.

ARTICLE X

MISCELLANEOUS

Section 10.1.    Fees and Expenses. Unless otherwise specifically provided pursuant to this Agreement, all Expenses incurred in connection with this Agreement, and the transactions contemplated hereby shall be paid by the party incurring such Expenses; provided, that the fees and expenses of the Escrow Agent shall be borne half by Buyer and half by Seller.

Section 10.2.    Entire Agreement; Amendment; Assignment.

(a)    This Agreement (including the schedules and exhibits hereto and the Confidentiality Agreement) and the other Transaction Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b)    This Agreement may not be amended, supplemented, or otherwise modified except by an instrument in writing executed by the Company, Seller and Buyer. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

(c)    No party may assign this Agreement, or any of the rights, interests or obligations hereunder, by operation of Law (including by merger or consolidation) or otherwise, without the prior written consent of the other parties hereto. Any assignment in violation of the preceding sentence shall be void; provided, that each party hereto may, without the consent of any other party hereto, assign its rights (but not its obligations) hereunder for collateral security purposes to any lender providing financing to any party hereto or any of such party’s subsidiaries (including, after the Closing, to the Company and its Subsidiaries).

Section 10.3.    Waiver. Any agreement on the part of any party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless it is in a writing signed by the other party, (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 10.4.    Notices. All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed effectively given (a) if delivered by the recipient personally, effective when delivered, or (b) if sent by electronic transmission, when receipt is acknowledged; provided, however, that if receipt is acknowledged after normal business hours of the recipient, notice shall be deemed to have been given on the next business day, (c) if delivered by express delivery service, effective when delivery has been signed for or otherwise acknowledged by standard process, or (d) if mailed by registered or certified mail (return receipt requested), effective three business days after mailing, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Buyer:	Shutterfly, Inc.
2800 Bridge Parkway
Redwood City, CA 94065
Email address: jsebring@shutterfly.com
Attn: Jason Sebring, Vice President & General Counsel

with a copy to (which shall not constitute notice to Buyer):

Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Email address: groussel@fenwick.com
Attn: Greg Roussel

if to the Company prior to the Closing:

Lifetouch Inc.
11000 Viking Drive, 400 West
Eden Prairie, MN 55344
Email address: ssuckow@lifetouch.com
Attn: Steve Suckow, General Counsel

with a copy to (which shall not constitute notice to the Company):

Dorsey & Whitney LLP
Suite 1500
50 South Sixth Street
Minneapolis, MN 55402
Email address: Rosenbaum.Robert@dorsey.com
Attention: Robert A. Rosenbaum

if to Seller:

Newport Trust Company, as Trustee of the Lifetouch Inc. Employee Stock Ownership Trust
815 Connecticut Ave. NW, Suite 510
Washington, DC 20006
Email address: William.Glasgow@newportgroup.com
Attn: William Glasgow

with a copy to (which shall not constitute notice to Seller):

K&L Gates LLP
K&L Gates Center
210 Sixth Avenue
Pittsburgh, PA 15222-1005
Email address: Charles.Smith@klgates.com
Attention: Charles Smith

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above. Notice given by a party’s counsel to the other party shall be considered notice given by the party represented by such party’s counsel.

Section 10.5.    Governing Law; Waiver of Jury Trial; Jurisdiction.

(a)    The parties agree that this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, excluding any rule or principle that might refer the governance or the construction of this Agreement to the Laws of another jurisdiction. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

(b)    EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITTING IN THE COUNTY OF NEW CASTLE IN THE STATE OF DELAWARE OR IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE OTHER DOCUMENTS REFERRED TO IN THIS AGREEMENT (EXCEPT AS OTHERWISE EXPRESSLY SET FORTH THEREIN), AND HEREBY WAIVES, AND AGREES NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION OR ENFORCEMENT HEREOF OR OF ANY SUCH DOCUMENT, (A) THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS, (B) THAT THE VENUE THEREOF IS INCONVENIENT OR MAY NOT BE APPROPRIATE OR (C) THAT THE INTERNAL LAWS OF THE STATE OF DELAWARE DO NOT GOVERN THE VALIDITY, INTERPRETATION OR EFFECT OF THIS AGREEMENT. THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL DISPUTES WITH RESPECT TO SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH A STATE OR FEDERAL COURT (EXCEPT AS OTHERWISE EXPRESSLY SET FORTH THEREIN IN THE CASE OF THE OTHER DOCUMENTS REFERRED TO IN THIS AGREEMENT). EACH PARTY HEREBY CONSENTS TO AND GRANTS ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF ANY SUCH DISPUTE AND AGREES THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.4, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

Section 10.6.    Divisions and Headings. The division of this Agreement into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.

Section 10.7.    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than the third party rights under Section 6.10.

Section 10.8.    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 10.9.    Counterparts; Electronic Transmission. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by electronic means (including .pdf) shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by electronic means (including .pdf) shall be deemed to be their original signatures for any purposes whatsoever.

Section 10.10.    Interpretation.

(a)    The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns contained in this Agreement encompass the masculine as well as to the feminine and neuter genders of such terms. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law, as from time to time, amended, qualified or supplemented, including (in the case of Contracts and instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The reference to “$” or “Dollars” shall be United States Dollars. The phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of the Company, that such information, document or material was made available for review by the Company or its Representatives in the virtual data room established by the Company in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or its Representatives at least 48 hours prior to the execution of this Agreement.

(b)    The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. The language used in this Agreement and the other agreements contemplated hereby shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

(c)    The Disclosure Schedule shall be construed with and as an integral part of this Agreement, to the same extent as if it were set forth verbatim herein. Information set forth in the Disclosure Schedule specifically refers to the article and section of this Agreement to which such information is responsive; provided, that, disclosure of an item in the Disclosure Schedule in response to one section of this Agreement shall constitute disclosure and response in the Disclosure Schedule to every section of this Agreement to which its application is reasonably apparent from a reading of the disclosure, notwithstanding the fact that no express cross-reference is made. The Disclosure Schedule is not intended to constitute, and shall not be construed as constituting, any representation or warranty or covenant of Seller, except as and to the extent expressly provided in this Agreement. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. Inclusion of a matter in the Disclosure Schedule shall expressly not be deemed to constitute an admission by Seller, or otherwise imply, that any such matter is material or creates a measure for materiality for purposes of this Agreement or of any obligation or liability to any third party.

Section 10.11.    Time of Essence. The parties hereby expressly acknowledge and agree that time is of the essence for each and every provision of this Agreement.

Section 10.12.    Confidentiality.

(a)    The parties hereto shall treat all nonpublic information provided or obtained in connection with this Agreement (including in connection with the access provisions of Section 6.2 hereof) and the transactions contemplated hereby as confidential in accordance with the terms of the Confidentiality Agreement. The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement will govern. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect.

(b)    After the Closing:

(i)    Buyer and its Affiliates shall not disclose or use, directly or indirectly, any information, whether disclosed through documents, work papers or other materials, orally, or electronically, that is of a confidential or proprietary nature related to Seller (including any information obtained in connection with the entering into of this Agreement) and shall maintain the confidentiality of all such information; provided, however, that Buyer may disclose any such information (A) that is or becomes generally available to the public other than as a result of disclosure by Buyer or its Affiliates, (B) that is or becomes available to Buyer on a non-confidential basis from a source that is not bound by a confidentiality obligation to the Company or Seller, or (C) with the prior written approval of Seller; provided, further, that, to the extent that Buyer or its Affiliates may become legally compelled to disclose any such information by any Governmental Entity or if Buyer or its Affiliates receives written advice of outside counsel that disclosure is required in order to avoid violating any Laws, Buyer or its Affiliates may disclose such information; but only after, if applicable or relevant, they have used all commercially reasonable efforts to afford Seller, at its sole cost and expense, the opportunity to obtain an appropriate protective order, or other satisfactory assurance of confidential treatment, for the information required to be disclosed; provided, further, that Buyer may disclose only that portion of such information as is necessary to comply with applicable Law or regulation, or to enforce its obligations under this Agreement; and provided, further, that this Section 10.12 shall not prohibit or restrict or otherwise limit the use or disclosure by Buyer and its Affiliates of any documents, work papers or other materials or information related to the Group Companies or the Business.

(ii)    Seller shall not disclose or use, directly or indirectly, any information, whether disclosed through documents, work papers or other materials, orally, or electronically, that is of a confidential or proprietary nature related to the Group Companies and shall maintain the confidentiality of all such information; provided, however, that Seller may disclose any such information (A) that is or becomes generally available to the public other than as a result of disclosure by Seller, (B) that is or becomes available to Seller on a non-confidential basis from a source that is not bound by a confidentiality obligation to Buyer or (C) with the prior written approval of Buyer; provided, further, that, to the extent that Seller may become legally compelled to disclose any such information by any Governmental Entity or if Seller receives written advice of outside counsel that disclosure is required in order to avoid violating any Laws, Seller may disclose such information; but only after, if applicable or relevant, it has used all commercially reasonable efforts to afford Buyer, at its sole cost and expense, the opportunity to obtain an appropriate protective order, or other satisfactory assurance of confidential treatment, for the information required to be disclosed; and provided, further, that Seller may disclose only that portion of such information as is necessary to comply with applicable Law or regulation, in connection with any required Tax disclosures or to enforce its obligations under this Agreement.

Section 10.13.    [Reserved].

Section 10.14.    Specific Performance. Each of the parties hereto acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of the Group Companies, is unique, that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other parties will be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity. The parties waive any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

Section 10.15.    Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto on behalf of itself and each of its Affiliates hereby: (a) agrees that any Legal Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Legal Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), (c) agrees not to bring or support or permit any of its Affiliates to bring or support any Legal Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way arising out of or relating to, this Agreement, the Debt Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon such party in any such Proceeding or proceeding shall be effective if notice is given in accordance with Section 10.4, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Legal Proceeding brought against the Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Sources will have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives any of their respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners relating to or arising out of this Agreement, the Debt Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and (h) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.15 and Section 8.2 (and such provisions shall not be amended in any way material to any Financing Source without the prior written consent of such Financing Source).

[Signature pages follow.]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement or caused this Agreement to be duly executed on its behalf as of the day and year first above written.

BUYER:

SHUTTERFLY, INC.

By:	/s/ Christopher North
Name:	Christopher North
Title:	President & Chief Executive Officer

COMPANY:

LIFETOUCH INC.

By:	/s/ Michael Meek
Name:	Michael Meek
Title:	Chief Executive Officer

SELLER:

LIFETOUCH INC. EMPLOYEE STOCK
OWNERSHIP TRUST

By: Newport Trust Company, not in its corporate capacity but solely in its capacity as trustee of the Lifetouch Inc. Employee Stock Ownership Trust

By:	/s/ William E. Ryan III
Name:	William E. Ryan III
Title:	President and Chief Fiduciary Officer

[Signature Page to Stock Purchase Agreement]